Exhibit 1.1

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

2003 ANNUAL RESULTS ANNOUNCEMENT

Financial Highlights

•                                          Operating revenue of RMB 67.64 billion, up by 66.7%

•                                          EBITDA of RMB 24.90 billion, up by 34.0%

•                                          Net profit of RMB 4.22 billion, down by 8.3% ( If impairment loss and assets write-off of the Paging Business and the loss on the sale of Guoxin Paging totalling RMB1.22 billion were excluded, net profit of the Company would be RMB 5.08 billion, up by 10.5% from that in 2002)

•                                          Number of cellular subscribers increased to 80.833 million, up by 35.4%

•                                          Unaudited combined Pro Forma operating revenue reached RMB72.33 billion, up 40.3%

•                                          Unaudited combined Pro Forma EBITDA reached RMB27.20 billion, up 13.5%

•                                          Unaudited combined Pro Forma net profit reached RMB5.77 billion, up 6.0%

Note:                   Unaudited combined pro forma information is prepared on the assumption that (1) the acquisition by the Company of the cellular assets and businesses in 9 provinces, municipalities and autonomous regions including Jilin in 2002, (2) the acquisition by the Company of the cellular assets and businesses in 9 provinces and autonomous regions including Shanxi in 2003 and (3) the sale by the Company of Guoxin Paging in 2003 had all been completed on 1 January 2002.

CHAIRMAN’S STATEMENT

Since its listing in June 2000, the development of the Company has progressed by leaps and bounds, with its integrated capabilities strengthening significantly. I felt deeply honored to be appointed as the new Chairman and Chief Executive Officer of the Company in August 2003 as it reflected the trust of the shareholders and fellow directors in me. With the numerous new challenges faced by the Company in its development, I found myself charged with great responsibilities.

During the past year, the Company achieved encouraging operating results through the joint efforts of the Board of Directors, the management team and all members of staff.

For the year ended 31 December 2003, operating revenue of the Company was RMB 67.64 billion, representing an increase of 66.7% from 2002. EBITDA for the year rose 34.0% to RMB 24.90 billion. Operating profit in 2003 rose 16.3% to RMB 8.51 billion. Net profit in 2003 fell 8.3% to RMB 4.22 billion. Earnings per share decreased by RMB 0.03 from RMB 0.366 in 2002 to RMB 0.336 in 2003. Without taking account of RMB 0.56 billion impairment loss and assets write-off of the Paging Business and RMB 0.66 billion loss on sale of Guoxin Paging, net profit of the Company was RMB 5.08 billion, up 10.5% from 2002.

The Board of Directors recommended the payment of final dividend for 2003 at RMB 0.10 per share. Subject to the approval of the recommendation for dividend payment by the general meeting, the Company will pay out dividends on or before 5 June 2004.

REVIEW FOR 2003

In accordance with the operating principle of “integrated development with our focus on the cellular business; coordinated efforts in developing the different operations of the two networks; priority on efficiency and profitability to increase our scale and strength,” the Company overcame the adverse effect of SARS on the Company’s operation and achieved rapid growth for its core business. As at the end of 2003, the Company had a total of 80.833 million cellular subscribers, an increase of 35.4% from the end of 2002. Of the total cellular subscribers, CDMA cellular subscribers reached 16.910 million, an increase of 170.8% from the end of 2002. In terms of cellular subscribers, the Company has become the third largest telecommunications operator in the world.

Significant improvement in the operation of CDMA business, whilst the GSM business continued to grow

The rapid growth in the CDMA and GSM businesses continued in 2003. Revenue from the cellular business for the year reached RMB 59.75 billion, up 88.1% from 2002. Of the total cellular revenue, revenue from the GSM business was RMB 41.17 billion, an increase of 46.5% from 2002. Operating profit for the segment rose 14.2% to RMB 8.72 billion. Revenue from the CDMA business was RMB 18.58 billion, an increase of 409.3% from 2002. Operating loss for the segment decreased from RMB 0.99 billion in 2002 to RMB 0.29 billion in 2003.

In March 2003, the CDMA network was upgraded from CDMA95A to CDMA1X, following which network coverage and voice quality improved significantly. Furthermore, the Company transformed its CDMA business model mainly by gradually reducing handsets subsidies and encouraging subscribers to purchase their own handsets. By leveraging on the technical superiority of high speed data transmission provided by the CDMA1X network and the launch of “U-Max” value-added data services, the Company successfully satisfied various demands from corporate subscribers and young subscribers and enhanced its brand image. The Company launched the “Green Tornado” marketing campaign in full in July 2003, which stimulated rapid growth in the number of subscribers. Through the implementation of innovative marketing and sales strategies, the net addition of CDMA subscribers for the year reached 10.665 million. The CDMA business started to record profit in the third quarter.

Along with the rapid growth of the CDMA business, the Company strengthened its development of the GSM business. Through the exploration of network potential, the optimization of network and the further enhancement of network quality and service standards, the steady development of our GSM business has been sustained. The net addition of GSM subscribers for the year reached 10.458 million.

During the past year, the increase in cellular revenue, in particular, revenue from the CDMA business, became a major source of revenue growth of the Company.

Rapid growth in long distance business and diversification in data and Internet businesses

The operation standard of the Company’s long distance, data and Internet businesses has risen steadily. Customer service has been further improved and new progress has been achieved in the interconnection with other operators. As the international and domestic long distance telephone business grew rapidly, the total minutes of outgoing calls for the year reached 19.83 billion minutes, an increase of 49.7% from that in 2002, whilst our market share increased from 11.6% in 2002 to 14% in 2003. The Company is committed to building “165”, “Ruyi mailbox”, “UNI-VIDEO” and “Internet Plaza” as well-known brands through proactive sales and marketing activities. The net additions of subscribers to Internet and “Ruyi mailbox” services for the year were 5.140 million and 6.241 million respectively.

New horizons in business expansion and technology development

During the past year, the Company launched “U-Max” brand for its wireless data service, as well as other sub-brands for its various services. The successive launch of U-mail, U-Info, U-Net, U-Magic and U-Map has brought unprecedented experience of cellular communication to its subscribers, which facilitated the rapid development of the CDMA wireless data service.

In order to allow the GSM and CDMA networks to complement each other with their respective advantages, the Company proactively organized and conducted research and development programs on the implementation of the GSM-CDMA dual mode system and successfully completed the technical testing on the system in November 2003. The GSM-CDMA dual mode system is the first of its kind developed in the global cellular communication industry. The technology allows GSM subscribers to use the services provided by the CDMA network and vice versa, and effectively facilitates the coordinated development of both GSM and CDMA businesses.

The achievement of positive free cash flow and further improvement in overall financial status

The Company’s free cash flow (net cash inflow from operating activities - capital expenditure) improved significantly from an outflow of RMB 5.89 billion in 2002 to an inflow of RMB 2.81 billion in 2003. Early last year, the Company proposed the achievement of positive free cash flow as a target for budgetary control. Through the preparation of reasonable budgetary plans, control on capital investment was tightened. The weighting of operating results in our performance appraisal was increased, so that management of the Company placed more emphasis on operating efficiency. Operating and management expenses were controlled through the adoption of various measures to strengthen cost management. The Company further capitalized on the low interest rate environment prevailing in the international financial market, and raised US$700 million from a syndicated loan for the first time. The fund-raising effort was well received by various international financial institutions and the Company successfully borrowed at very competitive interest rates. The proceeds were all applied in the construction of network infrastructure projects and in the improvement of the operation of the Company. Finance costs of the Company were thus reduced and debt structure improved. The achievement of positive free cash flow during the year signified a new era for the development of the Company.

Acquisition of cellular businesses in 9 provinces including Shanxi and sale of Guoxin Paging

On 31 December 2003, the Company completed the acquisition of cellular businesses in 9 provinces and autonomous regions including Shanxi (the “Acquired Businesses”) from and the sale of Guoxin Paging to Unicom Group. The operating performance of the Acquired Businesses for the year was satisfactory. For the year ended 31 December 2003, the operating revenue of the Acquired Businesses was RMB 8.14 billion, representing an increase of 53.0% from 2002. The Acquired Businesses had a net loss of RMB 0.12 billion in 2002 but achieved a turnaround with a net profit of RMB 0.35 billion in 2003.

Through the acquisition of the Acquired Businesses, the Company has expanded its service area and subscriber base. The service area of the Company has been expanded to cover 30 provinces, municipalities and autonomous regions in the PRC (i.e. the whole of the PRC except Guizhou). This in turn laid a solid foundation for the rapid development of the Company’s cellular communication businesses. Through the sale of Guoxin Paging to Unicom Group, the financial condition of the Company improved. The acquisition of the Acquired Businesses and the sale of Guoxin Paging for cash lifted earnings per share and enhanced shareholder value. The success of the acquisition and the sale further strengthened the competitiveness of the Company in the market.

Upon the completion of the acquisition of the Acquired Businesses and the sale of Guoxin Paging, as of 31 December 2003, the Company had 91.515 million cellular subscribers in 30 provinces, municipalities and autonomous regions. Of such cellular subscribers, the number of CDMA cellular subscribers reached 18.946 million. If the completion of the acquisition of the Acquired Businesses had taken place on 1 January 2003, so that the Acquired Businesses had been part of the Company’s business throughout 2003, then on a pro forma basis, the operating revenue of the Company for the year would have been RMB 72.33 billion, an increase of 40.3% from 2002, operating profit would have increased by 6.5% to RMB 10.43 billion and net profit would have risen by 6.0% to RMB 5.77 billion.

Continuous perfection of corporate governance

In accordance with the regulatory requirements imposed by securities administration authorities in Hong Kong and New York, the Company continued to perfect its corporate governance and information disclosure. Disclosure of operation data on a monthly basis and financial figures on a quarterly basis was made, which enhanced the transparency of the Company’s business operation. An independent director was added to the Company’s Board of Directors to keep the Company’s operation in line with the interests of public shareholders. The Company’s Board of Directors have set up an Audit Committee and a Remuneration Committee, the Chairman of both of which is required to be an independent non-executive director. The independent non-executive directors played a very important role in the Company’s financial audit and the determination of remuneration for the senior executives of the Company. The Company also formulated and implemented the “Disclosure Controls and Procedures” so as to ensure the accuracy and reliability of information disclosed to the public by the Company.

Developing corporate culture

In 2003, the Company summarized and concluded a set of values and beliefs embedded in our corporate culture. Corporate culture is comprised of the common values and model of behavior shared by all members of staff of an enterprise. We consider that the development of a corporate culture unique to China Unicom has practical and lasting significance because it preserves the unity of spirit of the Company’s staff as a whole and strengthens the sense of belonging in the Company. During the past year, we carefully reviewed the history of the Company’s development and drew precious lessons from experience. “Competitiveness, innovation, passion and integrity” represent the core ethos of our corporate culture. An “Outline on the corporate culture system of China Unicom” has been prepared accordingly.

Commitment to corporate social responsibility

The success of the Company is built upon its commitment to its corporate social responsibility. During the outbreak of SARS in the first half of 2003, the Company actively made donations to various charitable initiatives in support of the nationwide battle against SARS. Staff from different branches in China participated in various charitable social activities such as donating to “Hope Primary School” and the coordination of volunteer services. Through the participation in such charitable activities, the Company aimed to fulfill its obligation to the society as a corporate citizen and the social reputation of the Company was further enhanced. At the same time, the Company’s staff has become more caring.

PROSPECTS

Looking forward, we expect the economy of the PRC to continue to sustain its rapid growth in 2004. Demand in the Chinese telecommunication market remains strong, which will provide ample space for the Company’s development. We believe that following the expected improvement of the regulatory and market environment in the telecommunication industry in the PRC, the condition of interconnection will further improve and will provide a better external environment for the Company’s participation in market competition. However, the Company is facing greater challenges as competition in the market becomes increasingly intense.

We will fully capitalize on the unique features of GSM and CDMA and coordinate the development of the two networks in an orderly manner. In accordance with the market positioning of “enterprise, infotainment, health-conscious and trendy” for the CDMA business, we will leverage the technological superiority of its “U-Max” data business to gain a competitive edge in the market, and expand the use of applications for the data business. In accordance with the market positioning of the GSM business as “price-sensitive and mass market”, we will continue to develop new services, strengthen client liaison activities, and maintain stability in operating revenue and profit for the GSM business.

The Company will proactively prepare for the launch of the GSM-CDMA dual-model system when appropriate. The launch of the GSM-CDMA dual-mode system and the “Worldwind” dual-mode handsets will bring a greater number of new applications to cellular subscribers that will create new user value. The use of the “Worldwind” dual-mode handsets will deliver genuine roaming services on a global basis. I believe that the launch of dual-mode handsets will bring forth new profit growth for the Company’s cellular communication business.

Long distance, data and Internet businesses will fully leverage on the unified platform for the development of telecommunication businesses such as “UNI-VIDEO” video conference and video phone services, broadband Internet and “Ruyi mailbox”. Expansion in the scale of the market, increase in revenue and adequate use on underutilized cellular network resources, as well as the reduction of customer acquisition costs will in turn enhance the return of investment in the network.

The Company will also proactively promote the construction of Enterprise Informanization System (UNI-IT). Progress on the implementation of Enterprise Resources Planning System (ERP) will be accelerated. The construction of Management Supporting System (MSS) and Customer Relations Management System (CRM) will be conducted in a more rapid manner.

Whilst acquiring customers, the Company will seek to understand the requirement of its customers through customer segmentation and provide them with more differentiated services. With the competitive edge of the CDMA1X technology and operation becoming more and more apparent, the Company will continue to initiate innovative services and build up a service infrastructure with leading technology and operation within one to two years.

Notwithstanding the challenges lying ahead, we are confident in overcoming these difficulties and in progressing vigorously. I am convinced that the Company’s management together with all members of staff will remain keen to advance ourselves and perform with innovativeness. We will continue to create new value for shareholders in 2004 upon the success and hard work laid down in the previous year.

On behalf of the Board of Directors, I would like to take this opportunity to thank Mr. Yang Xianzu once again sincerely for his outstanding contribution to the Company during his term of office as the Chairman and Chief Executive Officer. I would also like to sincerely thank Mr. Shi Cuiming, our former Executive Director and Executive Vice President, and Mr. Ge Lei, our former Non-Executive Director, both of whom resigned in February 2004, for their contribution to the Company during their respective terms of office.

Lastly, on behalf of the Board of Directors, I would like to express my gratitude to our shareholders and to the community for their interest in and support for the Company. I would also like to thank the management and all members of staff for their hard work.

Wang Jianzhou

Chairman & Chief Executive Officer

Hong Kong, 25 March 2004

GROUP RESULTS

China Unicom Limited (“the Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (“the Group”) for the year ended 31 December 2003 extracted from the audited consolidated financial statements of the Group as set out in the Company’s 2003 annual report.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2003

	Note	2003	2002
		RMB’000	RMB’000 As restated

Operating Revenue (Turnover):
GSM Business	2, 6, 7	40,303,611	27,387,925
CDMA Business	2, 6, 7	16,623,518	3,225,347
Data and Internet Business	2, 6, 7	3,437,083	2,793,039
Long Distance Business	2, 6, 7	2,273,148	2,765,723
Paging Business	2, 6, 7	1,403,053	2,161,188
Total service revenue		64,040,413	38,333,222
Sales of telecommunications products	2, 6, 7	3,595,912	2,243,303
Total operating revenue	2, 7	67,636,325	40,576,525

Operating expenses:
Leased lines and network capacities	6	(4,320,382)	(1,583,255)
Interconnection charges	6	(5,920,793)	(3,229,640)
Depreciation and amortisation		(16,385,293)	(11,255,724)
Personnel		(4,574,546)	(3,335,218)
Selling and marketing	6	(15,156,835)	(5,980,948)
General, administrative and other expenses	6	(9,112,385)	(5,631,850)
Cost of telecommunications products sold	6	(3,652,045)	(2,236,206)
Total operating expenses		(59,122,279)	(33,252,841)
Operating profit		8,514,046	7,323,684
Loss on sale of Guoxin Paging		(663,279)	—

		7,850,767	7,323,684

Interest income		173,033	470,282
Finance costs		(1,936,022)	(1,474,441)
Other income (expense), net		8,071	(16,359)
Profit before taxation		6,095,849	6,303,166
Taxation	1, 3	(1,888,381)	(1,720,205)
Profit after taxation		4,207,468	4,582,961
Minority interests		9,629	15,252
Profit attributable to shareholders		4,217,097	4,598,213
Proposed final dividend	4	1,255,317	1,255,300
Dividend paid	4	1,255,300	—
Basic earnings per share (RMB)	5	0.336	0.366
Diluted earnings per share (RMB)	5	0.336	0.366

CONSOLIDATED BALANCE SHEET

As of 31 December 2003

	Note	2003	2002
		RMB’000	RMB’000 As restated

Non-current assets:
Property, plant and equipment, net		118,104,848	107,486,629
Goodwill	1	3,315,468	2,285,771
Other assets		5,849,430	7,018,223
Deferred tax assets		324,900	826,568
Investment securities		—	105,648
Investment in associated companies		—	3,814
Total non-current assets		127,594,646	117,726,653
Current assets:
Current portion of deferred tax assets	1	873,849	988,666
Amounts due from related parties		263,414	1,137,847
Amounts due from domestic carriers		184,613	211,462
Prepayments and other current assets		3,147,777	2,573,764
Inventories		2,169,354	3,229,903
Accounts receivable, net		5,471,547	4,327,268
Trading securities		—	173,939
Short-term bank deposits		912,794	4,825,205
Bank balances and cash		9,219,936	14,433,498
Total current assets		22,243,284	31,901,552
Current liabilities:
Dividend payable		—	8,448
Payables and accrued liabilities		17,098,420	19,811,961
Amounts due to Unicom Group		432,047	562,633
Amounts due to related parties		108,891	409,663
Amounts due to domestic carriers		778,841	1,123,580
Current portion of obligations under finance leases		25,435	16,793
Current portion of long-term bank loans		7,197,877	5,459,505
Taxes payable		623,857	1,106,006
Advances from customers		6,666,086	6,240,225
Short-term loans from Unicom Group		—	724,127
Short-term bank loans		10,975,199	9,146,500
Total current liabilities		43,906,653	44,609,441
Net current liabilities		(21,663,369)	(12,707,889)
Total assets less current liabilities		105,931,277	105,018,764

	Note	2003	2002
		RMB’000	RMB’000 As restated

Financed by:
Shareholders’ equity:
Share capital		1,331,390	1,331,371
Share premium		52,483,266	52,482,127
Reserves		1,719,331	1,300,065
Retained profits:
Proposed final dividend	4	1,255,317	1,255,300
Others	1	12,826,186	10,283,672
Shareholders’ equity		69,615,490	66,652,535
Minority interests		—	566,257
Non-current liabilities:
Long-term bank loans		36,212,791	37,686,162
Obligations under finance leases		99,719	101,302
Other long-term liabilities		3,277	12,508
Total non-current liabilities		36,315,787	37,799,972
		105,931,277	105,018,764

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2003

	Note	2003	2002
		RMB’000	RMB’000

Net cash inflow from operations	(a)	26,449,770	15,675,105
Interest received		204,025	599,506
Interest paid		(2,540,513)	(1,868,208)
Dividend received		2,573	24,978
Dividend paid to minority owners of subsidiaries		(4,689)	(31,902)
PRC income tax paid		(1,545,907)	(1,345,201)
Net cash inflow from operating activities		22,565,259	13,054,278
Investing activities
Purchase of property, plant and equipment		(21,184,245)	(21,152,102)
Sale of property, plant and equipment		94,804	24,552
Purchase of minority interests		—	(257,337)
Decrease in short-term bank deposits		3,832,411	20,096,738
Purchase of Unicom New Century, net of cash acquired		—	(3,692,687)
Payment of direct acquisition cost of Unicom New Century		(59,767)	—
Purchase of Unicom New World, net of cash acquired	(b)	(2,326,449)	—
Purchase of trading securities		(87,956)	(14,557)
Sale of trading securities		118,575	18,865
Purchase of investment in associated companies		(10,062)	(2,105)
Sale of investment in associated companies		853	4,241
Sale of investment securities		19,753	35,300
Sale of Guoxin Paging, net of cash disposed	(c)	1,259,159	—
Purchase of other assets		(708,379)	(226,947)
Net cash outflow from investing activities		(19,051,303)	(5,166,039)
Financing activities
Proceeds from exercise of share options		1,158	—
Decrease of payables to Unicom Group		(724,127)	(1,393,434)
Proceeds from short-term bank loans		10,901,425	9,623,438
Proceeds from long-term bank loans		11,075,836	7,757,005
Repayment of short-term bank loans		(10,278,727)	(7,928,938)
Repayment of long-term bank loans		(18,497,783)	(19,925,822)
Dividend paid (Note 4)		(1,255,300)	—
Net cash outflow from financing activities		(8,877,518)	(11,867,751)
Net decrease in cash and cash equivalents		(5,263,562)	(3,979,512)
Cash and cash equivalents, beginning of year		14,433,498	18,413,010
Cash and cash equivalents, end of year		9,169,936	14,433,498
Analysis of the cash and cash equivalents:
Cash balances		4,610	5,942
Bank balances		9,215,326	14,427,556
Less: restricted bank deposits (Note i)		(50,000)	—
		9,169,936	14,433,498

Note (i):     As of 31 December 2003, approximately RMB50 million bank balances (2002: Nil) was restricted by the bank to secure for long-term bank loans.

(a)                                  The reconciliation of profit before taxation to net cash inflow from operations was as follows:

	2003	2002
	RMB’000	RMB’000

Profit before taxation	6,095,849	6,303,166
Adjustments for:
Depreciation and amortisation	16,385,293	11,255,724
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	5,836,587	1,385,424
Interest income	(173,033)	(470,282)
Interest expense	1,919,375	1,456,736
Loss on sale of Guoxin Paging	663,279	—
Loss on disposal of property, plant and equipment	49,940	82,467
Provision for impairment loss of property, plant and equipment and goodwill	528,048	38,797
Provision for doubtful debts	1,749,887	971,989
Share of losses/(profits) from associated companies	2,275	(553)
Dividend from investment securities	(2,573)	(24,978)
Realised gains on trading securities	(12,045)	(1,876)
Unrealised (gains)/losses on trading securities	(10,129)	27,461
Realised gains on investment securities	(13,268)	(18,098)
Realised gains in associated companies	—	(1,251)
Provision of impairment loss of investment securities	—	650
Operating profit before working capital changes	33,019,485	21,005,376
Increase in accounts receivable	(2,650,625)	(2,085,863)
Decrease/(increase) in inventories	1,263,299	(1,276,602)
Increase in other assets	(3,169,766)	(5,478,259)
Increase in prepayments and other current assets	(1,342,086)	(1,142,810)
(Increase)/decrease in amounts due from domestic carriers	(22,227)	8,599
Decrease in amounts due from related parties	553,354	280,216
(Decrease)/increase in payables and accrued liabilities	(35,732)	1,488,449
(Decrease)/increase in advances from customers	(55,497)	1,978,456
(Decrease)/increase in amounts due to domestic carriers	(161,937)	221,196
(Decrease)/increase in amounts due to related parties	(948,498)	676,347
Net cash inflow from operations	26,449,770	15,675,105

(b)                                 Acquisition of Unicom New World:

RMB’000

Net assets acquired:
The fair value of property, plant and equipment, net	12,106,458
Other assets	583,827
Deferred tax assets	14,010
Current portion of deferred tax assets	192,919
Amounts due from related parties	207,237
Amounts due from domestic carriers	5,745
Prepayments and other current assets	283,287
Inventories	307,503
Accounts receivable, net	357,880
Bank balances and cash	923,551
Payables and accrued liabilities	(1,951,215)
Amounts due to Unicom Group	(1,005,135)
Amounts due to related parties	(324,597)
Amounts due to domestic carriers	(52,473)
Current portion of long-term bank loans	(2,213,216)
Long-term bank loans	(5,473,734)
Taxes payable	(46,765)
Advances from customers	(604,862)
Short-term bank loans	(1,206,000)
2,104,420
Goodwill	1,144,957
Less: Direct costs of acquisition	(49,377)
Consideration paid	3,200,000

The net cash outflow in respect of the acquisition of Unicom New World was as following:
Cash consideration	3,200,000
Bank balances and cash acquired (less restricted bank deposits (Note i))	(873,551)
Net cash outflow in respect of the acquisition of Unicom New World	2,326,449

(c)                                  Sale of Guoxin Paging

RMB’000

Net assets sold:
Property, plant and equipment, net	3,647,083
Other assets	151,067
Investment securities	99,157
Investment in associated companies	17,185
Amount due from related parties	338,407
Amount due from domestic carriers	54,821
Prepayments and other current assets	207,813
Inventories	104,753
Accounts receivable, net	107,632
Trading securities	165,493
Short-term bank deposits	80,000
Bank balances and cash	1,040,841
Dividend payable	(8,260)
Payables and accrued liabilities	(1,529,123)
Amount due to related parties	(172,683)
Amount due to domestic carriers	(198,043)
Taxes payable	(17,669)
Advances from customers	(123,504)
Minority interests	(551,691)
3,413,279
Less: Sale proceeds	(2,750,000)
Loss on sale of Guoxin Paging	663,279
The net cash inflow in respect of the sale of Guoxin Paging:
Sale proceeds received was as following	2,300,000
Bank balances and cash disposed	(1,040,841)
Net cash inflow in respect of the sale of Guoxin Paging	1,259,159

Notes (Amounts expressed in thousands of RMB unless otherwise stated)

1.                                      Principal Activities and Basis of Presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

In 2003, the Company acquired the entire interests of Unicom New World Telecommunications Corporation Limited (“Unicom New World”) which is engaged in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC, namely, Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia and Xizang.

After all the conditions of the acquisition were satisfied and of cash consideration was settled by the Group, the acquisition of Unicom New World became effective on 31 December. The Company has adopted the purchase method of accounting to account for this acquisition. The total fair value of the separately identifiable assets and liabilities of Unicom New World as of 31 December 2003 amounted to approximately RMB2,104 million. The excess of purchase consideration over the fair value of the identifiable assets and liabilities has been recorded as goodwill amouting to RMB1,145 million, which is amortised using the straight-line method over the beneficial period of 20 years.

In 2003, the Company sold the entire interest of Guoxin Paging to Unicom Group. It became effective on 31 December 2003 after all the conditions of the sale were satisfied and the majority of cash proceeds was settled by Unicom Group. The total net assets of Guoxin Paging as of 31 December 2003 amounted to approximately RMB3,413 million. The difference between the sale proceeds and the carrying value of the net assets has been recorded as the loss on sale of Guoxin Paging amounting to RMB663 million.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective dates of acquisition or up to the effective date of disposal. Therefore, the consolidated financial statements included the financial position of Unicom New Century as of 31December 2003 and operating results of Guoxin Paging for the year 2003, but did not include the operating results of Unicom New World for the year 2003 and the financial position of Guoxin Paging as of 31 December 2003.

The accounting policies adopted in the preparation of these financial statements are consistent with those used in the annual report for the year ended 31 December 2002 except the Group has changed its accounting policies following the adoption of SSAP 35 “Government Grants and Disclosure of Government Assistance” and SSAP 12 “Income Taxes” issued by the HKSA, which were effective for accounting periods commencing on or after 1st July 2002 and 1 January 2003, respectively.

Upon the adoption of SSAP 12 “Income Taxes” in 2003, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Prior to 2003, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purpose and profit as stated in the income statement. A deferred tax asset was not recognised unless the related benefits are expected to crystallise in the foreseeable future. The adoption of the revised SSAP 12 in 2003 represents a change in accounting policy which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The change in the accounting policy has resulted in an increase of opening retained profits as of 1 January 2003 and 2002 by approximately RMB405,300,000 and RMB373,159,000, respectively, representing the deferred tax assets relating to the provision for doubtful debts previously not recognised. This change has resulted in an increase in deferred tax assets at 1 January 2003 by approximately RMB405,300,000. The profit for the year ended 31 December 2002 has also been increased by approximately RMB32,141,000.

The adoption of SSAP 12 also resulted in an increase of the deferred tax assets of Unicom New Century as of 31 December 2002 by approximately RMB80,448,000, which had reduced the goodwill recorded by the Group arising from the acquisition of Unicom New Century on 31 December 2002 accordingly.

Since the impact of the adoption of the SSAP 35 “Government Grants and Disclosure of Government Assistance” on the Group’s financial statements is not significant, no prior period adjustment has been required.

2.                                      OPERATING REVENUE

Operating revenue primarily comprises of usage fees, monthly fees, interconnection revenue, leased line rental income and sales of telecommunication products earned by the Group from GSM, CDMA, data, Internet, long distance and paging services. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial regulatory authorities. Operating revenue is net of business tax and government surcharges.

3.                                      TAXATION

Provision for taxation represents:

	Note	2003	2002
		RMB’000	RMB’000 As restated

Provision for PRC enterprise income tax on the estimated taxable profits for the year		1,064,968	1,192,801
Deferred taxation	1	823,413	527,404
		1,888,381	1,720,205

There is no Hong Kong profits tax liability as the Group does not have any assessable income sourced from Hong Kong for the years 2003 and 2002.

4.                                      EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2003 and 2002 were computed by dividing the profit attributable to shareholders of approximately RMB4,217,097,000 and RMB4,598,213,000 (restated) respectively, by the weighted average number of ordinary shares of 12,553,010,054 and 12,552,996,070 in issue during the years.

Diluted earnings per share for the year ended 31 December 2003 were computed by dividing the profit attributable to shareholders of approximately RMB4,217,097,000 by the weighted average number of 12,568,683,423 ordinary shares in issue during the year, after adjusting for the effects of the dilutive potential ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme and (ii) the amended Share Option Scheme. All potential dilutive shares arose from additional share options granted in 2003 under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to the shareholders per share. The anti-dilutive shares arose from the share options of approximately 66,573,000 shares were not included in the calculation of diluted earnings per share.

For the year ended 31 December 2002, all potential dilutive shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme and (ii) the amended Share Option Scheme. There was no dilution of net earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arose from the share options of approximately 48,745,000 shares were not included in the calculation of diluted earnings per share.

5.                                      PROFITS ATTRIBUTABLE TO SHAREHOLDERS

At the annual general meeting held on 12 May 2003, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2002 totalling RMB1,255,299,607, which has been reflected as an appropriation of retained profits for the year 2003. As of 31 December 2003, such dividends have been fully paid by the Company.

At a meeting held on 25 March 2004, the Board of Directors of the Company proposed the payment of final dividend of RMB0.10 per ordinary share to the shareholders for the year ended 31 December 2003 totalling RMB1,255,317,207. This proposed dividend has not been reflected as a dividend payable in the financial statements as of 31 December 2003, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

6.                                      RELATED PARTY TRANSACTIONS

The following is a summary of significant recurring transactions carried out with Unicom Group and its subsidiaries. These transactions also constitute connected transactions under the Listing Rules. In the director’s opinion, these transactions were carried out on normal commercial terms in the ordinary course of business.

	2003	2002
	RMB’000	RMB’000

Transactions with Unicom Group and its subsidiaries:
Interconnection and roaming revenues	1,002,702	1,678,637
Interconnection and roaming charges	316,271	331,179
Rental charges for premises, equipment and facilities	17,936	17,817
Revenue for leasing of transmission line capacity	185,086	566,519
Sales of CDMA mobile handsets	64,929	487,850
Charges for the international gateway services	8,631	15,626
Leasing of satellite transmission capacity	26,400	35,153
Purchase of telecom cards	1,186,500	877,221
CDMA network capacity lease rental	3,515,364	891,897
Commission expenses for sales agency services incurred for telecom cards	16,175	18,497
Agency fee incurred for procurement of telecommunications equipment	17,904	13,992
Rental for the PRC corporate office	—	7,598
Sales of telecommunications equipment	—	16,088

7.                                      SEGMENT INFORMATION

Operating segments represent components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, when considering how to allocate resources and in assessing performance.

The operating segments are managed separately because each operating segment represents a strategic business unit that provides various kinds of telecommunication services. All the operating segments of the Group have been aggregated into the above reportable segments since they are expected to exhibit similar future economic characteristics under central management at separate locations.

The Group’s primary measure of segment results is based on segment profit or loss before taxation.

(a)                                  Business segments

	2003
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	29,072,249	11,671,523	2,443,610	1,148,040	—	—		44,335,422
Monthly fee	7,042,299	3,488,411	9,085	—	612,999	—		11,152,794
Interconnection revenue	1,926,907	607,830	361,514	365,724	1,654	—		3,263,629
Leased lines rental	—	—	420,433	701,549	—	—		1,121,982
Other revenue	2,262,156	855,754	202,441	57,835	788,400	—		4,166,586
Total services revenue	40,303,611	16,623,518	3,437,083	2,273,148	1,403,053	—		64,040,413
Sales of telecommunications products	862,777	1,956,452	7,814	14,914	753,955	—		3,595,912
Total operating revenue from external customers	41,166,388	18,579,970	3,444,897	2,288,062	2,157,008	—		67,636,325
Inter segment revenue	41,057	41,725	1,826,222	866,728	230,075	—	(3,005,807)	—
Total operating revenue	41,207,445	18,621,695	5,271,119	3,154,790	2,387,083	—		67,636,325
Operating expenses:
Leased lines and network capacities	(339,410)	(3,576,498)	(294,888)	(78,027)	(80,084)	—	48,525	(4,320,382)
Interconnection charges	(5,478,520)	(1,684,749)	(732,210)	(752,521)	—	—	2,727,207	(5,920,793)
Depreciation and amortisation	(13,117,906)	(306,754)	(1,305,239)	(419,346)	(1,144,922)	(5,650)	(85,476)	(16,385,293)
Personnel	(2,605,475)	(660,894)	(525,726)	(333,051)	(415,554)	(33,846)		(4,574,546)
Selling and marketing	(4,605,600)	(9,141,877)	(883,495)	(405,904)	(126,018)	—	6,059	(15,156,835)
General, administrative and other expenses	(5,571,493)	(1,363,927)	(761,405)	(462,081)	(916,418)	(37,371)	490	(9,112,205)
Cost of telecommunications products sold	(765,926)	(2,177,168)	(22,250)	(4,231)	(907,697)	(180)	225,227	(3,652,225)
Total operating expenses	(32,484,330)	(18,911,867)	(4,525,213)	(2,455,161)	(3,590,693)	(77,047)		(59,122,279)
Operating profit (loss)	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,047)		8,514,046
Loss on sale of Guoxin Paging	—	—	—	—	—	—	(663,279)	(663,279)
	8,723,115	(290,172)	745,906	699,629	(1,203,610)	(77,047)		7,850,767
Interest income	58,006	7,013	4,589	3,400	9,099	106,734	(15,808)	173,033
Finance costs	(1,754,050)	(32,078)	(62,791)	(56,946)	(5,238)	(40,727)	15,808	(1,936,022)
Other (expense) income, net	(21,609)	3,680	(4,741)	1,488	39,868	(10,615)		8071
Segment profit (loss) before taxation and minority interest	7,005,462	(311,557)	682,963	647,571	(1,159,881)	(21,655)		6,905,849
Profit before taxation								6,095,849
Taxation								(1,888,381)
Profit after taxation								4,207,468
Minority interests								9,629
Profit attributable to shareholders								4,217,097
Other information:
Provision for doubtful debts	1,116,523	397,810	125,676	75,870	34,008	—		1,749,887
Impairment loss recognised in the income statement	—	—	—	—	528,038	—		528,038
Capital expenditures for segment assets(1)	8,906,166	—	4,128,985	2,555,252	35,126	4,129,690		19,755,219

	2002
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating Revenue (Turnover):
Usage fee	20,274,987	2,231,050	2,069,415	1,223,051	—	—		25,798,503
Monthly fee	4,169,129	713,483	9,478	—	1,912,786	—		6,804,876
Interconnection revenue	1,709,771	184,296	348,248	664,302	113,123	—		3,019,740
Leased lines rental	—	—	274,274	873,054	—	—		1,147,328
Other revenue	1,234,038	96,518	91,624	5,316	135,279	—		1,562,775
Total services revenue	27,387,925	3,225,347	2,793,039	2,765,723	2,161,188	—		38,333,222
Sales of telecommunications products	721,100	423,057	5,631	13,258	1,080,257	—		2,243,303
Total operating revenue from external customers	28,109,025	3,648,404	2,798,670	2,778,981	3,241,445	—		40,576,525
Inter segment revenue	—	—	559,888	682,423	731,009	—	(1,973,320)	—
Total operating revenue	28,109,025	3,648,404	3,358,558	3,461,404	3,972,454	—		40,576,525
Operating expenses:
Leased lines and network capacities	(205,374)	(932,994)	(221,028)	(93,079)	(136,024)	—	5,244	(1,583,255)
Interconnection charges	(3,386,592)	(279,440)	(408,843)	(555,470)	—	—	1,400,705	(3,229,640)
Depreciation and amortisation	(8,322,549)	(100,902)	(697,188)	(687,420)	(1,442,836)	(4,829)		(11,255,724)
Personnel	(1,780,173)	(281,243)	(396,150)	(290,977)	(555,261)	(31,414)		(3,335,218)
Selling and marketing	(2,663,531)	(2,126,475)	(651,594)	(305,505)	(238,640)	—	4,797	(5,980,948)
General, administrative and other expenses	(3,370,938)	(506,715)	(590,531)	(501,657)	(597,427)	(65,726)	1,144	(5,631,850)
Cost of telecommunications products sold	(744,640)	(408,791)	(11,299)	(5,049)	(1,626,157)	—	559,730	(2,236,206)
Total operating expenses	(20,473,797)	(4,636,560)	(2,976,633)	(2,439,157)	(4,596,345)	(101,969)		(33,252,841)
Operating profit (loss)	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Loss on disposal of Guoxin Paging	—	—	—	—	—	—		—
	7,635,228	(988,156)	381,925	1,022,247	(623,891)	(101,969)		7,323,684
Interest income	48,503	4,146	4,525	5,516	17,374	390,218		470,282
Finance costs	1,287,433	(47,979)	(72,864)	(48,789)	(8,348)	(9,018)		(1,474,441)
Other (expense) income, net	(46,889)	(10)	(2,562)	(152)	24,993	8,261		(16,359)
Segment profit (loss) before taxation and minority interest	6,349,399	(1,031,999)	311,024	978,822	(589,872)	287,492		6,303,166
Profit before taxation								6,303,166
Taxation								(1,720,205)
Profit after taxation								4,582,961
Minority interests								15,252
Profit attributable to shareholders								4,598,213
Other information:
Provision for doubtful debts	802,914	42,050	70,922	46,124	9,979	—		971,989
Impairment loss recognised in the income statement	—	—	—	38,797	—	—		38,797
Capital expenditures for segment assets(1)	7,899,442	—	3,247,507	3,343,330	208,460	4,236,036		18,934,775

	As of 31 December 2003
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	104,172,531	4,717,167	8,611,873	19,061,967	63,234,534	(50,218,142)	149,837,930
Total segment liabilities	56,837,496	6,561,772	3,975,293	6,918,025	5,929,854	—	80,222,440

	As of 31 December 2002
	GSM Business	CDMA Business	Internet and Data	Long Distance Business	Paging Business	Unallocated amounts	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Total segment assets	97,888,808	5,724,427	7,081,704	13,876,837	8,410,871	58,016,167	(41,370,609)	149,628,205
Total segment liabilities	67,666,655	5,788,290	2,785,794	3,826,692	2,205,343	136,639	—	82,409,413

(1)                                  Capital expenditures classified under “unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments

BUSINESS OVERVIEW

I.                                         Summary

In 2003, the Company achieved rapid development in its core businesses in accordance with the operating principles of “integrated development with our focus on the cellular business; coordinated efforts in developing the different operations of the two networks; priority on efficiency and profitability to increase our scale and strength”.

Our market share continued to expand in terms of cellular subscribers. As of 31 December 2003, the Company had a total of 80.833 million cellular subscribers. The Company’s total market share in its service areas increased to 34.6% at the end of 2003 from 33.1% at the end of 2002, whilst the net addition market share increased to 39.3% at the end of 2003.

CDMA business grew rapidly. As of 31 December 2003, the Company had a total of 16.910 million CDMA subscribers and 1.303 million subscribers for the CDMA1X wireless data service. Total minutes of usage by CDMA subscribers in 2003 reached 43.70 billion minutes. SMS volume reached 6.23 billion messages. We have commenced CDMA international roaming services with 15 operators in 10 countries and regions.

GSM business showed sustained growth. As of 31 December 2003, the Company had a total of 63.923 million GSM subscribers. Total minutes of usage of GSM subscribers in 2003 reached 123.39 billion minutes. SMS volume reached 25.03 billion messages. We have commenced GSM international roaming services with 165 operators in 80 countries and regions.

The information referred to as “2002 pro forma” in this report refers to the information of cellular operation in 21 provinces as of 31 December 2002 upon the completion of the acquisition of GSM business and CDMA business in 9 Provinces, Municipalities and Autonomous regions including Jilin (the “2002 Acquired Cellular Businesses”) on a combined basis.

Information regarding cellular operation in 30 provinces for 2003 upon the completion of the acquisition of GSM business and CDMA business in 9 provinces and autonomous regions including Shanxi (the “2003 Acquired Cellular Businesses”) on a combined basis will be separately disclosed in section III of this report.

On a pro forma basis, the Company made net addition of 21.123 million new subscribers in 2003, of these new subscribers, 10.665 million was from CDMA and 10.458 million was from GSM.

Growth in the Company’s international and domestic long distance, data and Internet business remained steady. Total minutes of outgoing international and domestic long distance calls reached 19.83 billion minutes in 2003, representing a market share of 14.0%. Of this total, PSTN outgoing long distance calls reached 8.44 billion minutes, and IP outgoing calls reached 11.39 billion minutes. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan amounted to 1.91 billion minutes. The Company’s leased line service had a total of 26,000 x 2Mbps bandwidth leased out in 2003. The amount of leased Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) bandwidth totaled 7194 x 2Mbps. As of 31 December 2003, the Company had 12.432 million Internet subscribers.

The paging business continued to decline. As of 31 December 2003, the Company had 8.560 million paging subscribers.

The Company’s optical fiber transmission network continued to expand. As of 31 December 2003, the total length of optical fiber transmission network was 569 thousand km, of which optical fiber backbone transmission network accounted for 115 thousand km.

The nationwide CDMA network was upgraded to CDMA1X in 2003. Technical trial of testing on the GSM and CDMA (G&C) dual mode technology was completed. The multi-business unified data network platform of international state-of-the-art technology was certified by Ministry of Information Industry. The above mentioned achievements demonstrated the technological advantage of the Company.

II.                                     Business review

1.                                      Rapid growth in CDMA business

Products and subscribers composition

Since the beginning of 2002, the Company has been the exclusive provider of high-quality CDMA services in China and introduced CDMA prepaid service since August 2003. At present, 17 branches are engaged in the provision of CDMA prepaid service.

Our CDMA1X wireless data service is uniformly branded under the name “U-Max”, with individual services being provided under various sub-brands including “Uni-Info”, “U-Info”, “U-Net”, “U-Mail”, “U-Magic” and “U-Map”.

As of 31 December 2003, the total number of CDMA subscribers was 16.910 million. Of this total, post-paid subscribers reached 16.046 million and pre-paid subscribers reached 0.864 million, representing 5.1% of total CDMA subscribers. Total number of CDMA1X wireless data subscribers reached 1.304 million. In 2003, the churn rate for CDMA services was 11.5%.

On a pro forma basis, the Company made net addition of 10.665 million CDMA cellular subscribers in 2003 compared to the 6.245 million CDMA subscribers in 2002.

Minutes of usage

The total minutes of usage for CDMA subscribers in 2003 were 43.70 billion minutes. As of 31 December 2003, SMS volume amounted to 6.23 billion messages.

On a pro forma basis, total minutes of usage for CDMA subscribers in 2003 increased by 427.8% compared with 8.28 billion minutes in 2002 (on a pro forma basis assuming that the acquisition of the 2002 Acquired Cellular Businesses had been completed on 1 January 2002). SMS volume of CDMA increased by 11.0 times in 2003 compared with a total of 0.52 billion in the previous year.

Average minutes of usage (“MOU”) and average revenue per subscriber per month (“ARPU”)

In 2003, the average MOU per subscriber per month for CDMA services was 337.5 minutes. ARPU was RMB 128.4.

On a pro forma basis assuming the acquisition of the 2002 Acquired Cellular Businesses had been completed on 1 January 2002, the average MOU per subscriber per month in 2003 increased by 9.4 minutes from 328.1 minutes in 2002. ARPU in 2003 fell by RMB43.8 from RMB172.2 in 2002. The fall in ARPU for CDMA subscribers was attributable to the increase of subscribers from mass market, the change of the subscriber composition and the reduced revenue per minute.

2.                                      GSM business showed sustained growth

Products and subscribers composition

The Company is engaged in the provision of high quality post-paid and pre-paid GSM cellular service.

As of 31 December 2003, the number of GSM subscribers was 63.923 million. Of this total, post-paid subscribers and pre-paid subscribers accounted for 32.458 million and 31.465 million respectively, with 49.2% being pre-paid subscribers. The churn rate for GSM services was 29.1%. The increase in the churn rate for GSM services was attributable to the increasingly intense competition in the mass market, which led to more frequent switching of network by the subscribers.

On the pro forma basis, the Company made net addition of 10.458 million GSM cellular subscribers in 2003 compared to the 53.465 million subscribers in 2002. Post-paid service had net addition of 2.740 million subscribers in 2003 compared to the 29.718 million subscribers in 2002 and pre-paid service had net addition of 7.718 million subscribers in 2003 compared to the 23.747 million subscribers in 2002.

Minutes of usage

Total minutes of usage for GSM subscribers in 2003 were 123.39 billion minutes. SMS volume of GSM reached 25.03 billion messages.

On a pro forma basis assuming the acquisition of the 2002 Acquired Cellular Businesses had been completed on 1 January 2002, total minutes of usage for GSM subscribers increased 36.9% from 90.16 billion minutes in 2002. SMS volume of GSM increased 1.9 times from 8.5 billion messages in 2002.

Average minutes of usage (“MOU”) and average revenue per subscriber per month (“ARPU”)

In 2003, the average MOU per subscriber per month for GSM services was 173.7 minutes. Of this total, post-paid MOU was 231.8minutes whilst pre-paid MOU was 108.0 minutes. ARPU was RMB 56.7. Of this total, post-paid ARPU was RMB 66.2 and pre-paid ARPU was RMB46.0.

On a pro forma basis assuming the acquisition of the 2002 Acquired Cellular Businesses had been completed on 1 January 2002, the average MOU per subscriber per month increased 8.2 minutes from 165.5 minutes in 2002. ARPU in 2003 fell by RMB10.6 from RMB 67.3 in 2002.

3.                                      Steady Growth in the Company’s international and domestic long distance, data and Internet business

(1)                                 International and domestic long distance business

The total minutes of calls using the Company’s outgoing international and domestic long distance calls increased to 19.83 billion minutes in 2003 from 13.25 billion minutes in 2002, attaining a market share of 14.0%. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 1.91 billion minutes in 2003 from 1.47 billion minutes in 2002.

PSTN long distance business

As of 31 December 2003, PSTN long distance business covered 329 cities, representing 97.3% of the 338 cities nationwide. There were a total of 28.212 million registered subscribers. The total minutes of PSTN outgoing long distance calls accounted for 8.44 billion minutes, representing an increase of 32.5% from 6.37 billion minutes in 2002. Of this total, domestic long distance calls accounted for 8.31 billion minutes, whilst international, together with Hong Kong, Macau and Taiwan long distance calls amounted to 0.13 billion minutes. Total minutes of incoming international calls were 1.78 billion minutes.

IP long distance business

As of 31 December 2003, the Company’s IP telephony business has nationwide coverage and has achieved international roaming with 50 countries and regions. The total minutes of IP outgoing long distance calls reached 11.39 billion minutes, representing an increase of 65.6% from 6.88 billion minutes in 2002. Of this total, domestic long distance calls accounted for 11.25 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls totaled 0.14 billion minutes. The total minutes of incoming international calls and calls from Hong Kong, Macau and Taiwan amounted to 0.13 billion minutes.

(2)                                 Leased line business

The Company offers a variety of leased line services based on customers’ different bandwidth requirements. As of 31 December 2003, total bandwidth leased was 26,000 x 2Mbps.

(3)                                 Data business

As of 31 December 2003, total bandwidth leased for Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) carrier operations amounted to 7194 x 2Mbps. In 2003, the Company successfully launched the broadband video-conferencing and video-telephony service under the brand name of “Uni-Video”.

(4)                                 Internet business

The Internet related services that the Company provides include dial-up Internet access, dedicated line Internet access, “Ruyi mailbox”, international IP-VPN, VPN, VPDN, VISP, Uninet international roaming, IDC and corporate e-mail. As of 31 December 2003, the Company provided Internet access services in 325 cities across the country. Internet subscribers increased to 12.432 million at the end of 2003 from 7.292 million at the end of 2002. Of this total, the number of dedicated line subscribers amounted to 48, 000 and the number of dial-up subscribers amounted to 12.384 million. As of 31 December 2003, the number of “Ruyi Mailbox” reached 7.809 million, representing an increase of 6.241 million from 2002.

4.                                      Ongoing paging business transformation

Products and services

In 2003, apart from providing traditional paging services and new businesses, including “Paging-Cellular Interlink”, “Unicom Assistant” and “Unicom Paging Information Services”, the Company also provided “Operator-assisted Short Messages”, “Secretarial Services through Operator Assistance” and other value-added services and services tailored to existing cellular subscribers, in addition to automated voice services.

Subscriber base

As of 31 December 2003, the number of paging subscribers was 8.560 million, representing a decline of 9.122 million from 17.682 million at the end of 2002. The churn rate of the paging business rose from 66.3% in 2002 to 143.0% in 2003. Subscribers for “Unicom Assistant” increased substantially to 22.909 million.

Average revenue per subscriber per month (“ARPU”)

In 2003, the average revenue per paging subscriber per month was RMB 9.0, representing an increase of RMB 1.7 from RMB 7.3 in 2002.

5.                                      Construction of network infrastructure

The Company has an optical transmission network with nationwide coverage (except for Xizang), which incorporates state-of-the-art technology and is secure and reliable. As of 31 December 2003, the optical fiber transmission network totaled 569 thousand km in length, of which optical fiber backbone transmission network accounted for 115 thousand km and covered 326 cities.

III.                                 Cellular businesses in newly acquired 9 provinces and autonomous regions and in 30 provinces, municipalities and autonomous regions on a pro forma basis

1.                                      Cellular businesses in newly acquired 9 provinces and autonomous regions

(1)                                 Summary

In December 2003, the Company acquired the cellular communication businesses in 9 provinces and Autonomous Regions, comprising Shanxi, Inner Mongolia, Hunan, Hainan, Yunnan, Tibet, Gansu, Qinghai and Ningxia. As of 31 December 2003, the total number of cellular subscribers in the 9 acquired regions was 10.683 million, of which the number of GSM subscribers was 8.647 million and the number of CDMA subscribers was 2.036 million. The 9 acquired regions had a total market share of 33.5% and a 33.8% net addition market share. SMS volume of both GSM and CDMA totaled 3.58 billion messages in 2003.

(2)                                 CDMA business

As of 31 December 2003, the number of CDMA subscribers in the above 9 provinces and Autonomous Regions amounted to 2.036 million, representing a net addition of 1.150 million from 0.886 million in 2002. Of this total, post-paid subscribers accounted for 1.934 million, representing a net addition of 1.048 million from 0.886 million in 2002, whilst pre-paid subscribers reached 0.102 million. The proportion of pre-paid subscribers reached 5.0%. Total minutes of usage for CDMA subscribers amounted to 5.45 billion minutes, representing a 5.6 fold increase from 0.82 billion minutes in 2002. Usage volume of SMS in 2003 totaled 0.62 billion messages. The number of CDMA1X wireless data subscribers reached 0.176 million.

In 2003, the average MOU per CDMA subscriber per month in the 9 provinces and autonomous regions was 335.4 minutes, an increase of 16.4 minutes from 319.0 minutes in 2002. ARPU was RMB123.4, representing a decline of RMB 56.3 from RMB179.7 in 2002.

(3)                                 GSM business

As of 31 December 2003, the number of GSM subscribers in the above 9 provinces and autonomous regions amounted to 8.647 million, representing a net addition of 1.574 million from 7.073 million in 2002. Of this total, post-paid subscribers accounted for 7.105 million, representing a net addition of 1.071 million from 6.034 million in 2002, whilst pre-paid subscribers accounted for 1.542 million, representing a net addition of 0.503 million from 1.039 million in 2002. The proportion of pre-paid subscribers increased from 14.7% at the end of 2002 to 17.8%. Total minutes of usage for GSM subscribers amounted to 19.69 billion minutes, representing a 45.6% increase from 13.52 billion minutes in 2002. Usage volume of SMS in 2003 totaled 2.96 billion messages.

In 2003, the average MOU per GSM subscriber per month in the 9 provinces and autonomous regions was 204.6 minutes, an increase of 2.8 minutes from 201.8 minutes in 2002. ARPU was RMB 58.3, representing a decrease of RMB 10.3 from RMB 68.6 in 2002.

2.                                      Cellular businesses for combined 30 provinces, municipalities and autonomous regions

i.                                         Summary

As of 31 December 2003, the number of cellular subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 91.515 million, of which GSM subscribers accounted for 72.570 million and CDMA subscribers accounted for 18.946 million. The total market share in the combined 30 provinces and municipalities was 34.5%, and the net addition market share was 38.5%. In 2003, the usage volume of SMS totaled 34.84 billion messages. With the cellular subscribers from 30 provinces, municipalities and autonomous regions as calculated on a combined basis, the Company now has the world’s third largest cellular subscriber base and the world’s second largest CDMA subscriber base.

ii.                                     CDMA business

As of 31 December 2003, the CDMA subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 18.946 million, representing an increase of 11.815 million from 7.131million at the end of 2002. Of this total, post-paid subscribers accounted for 17.981 million, representing a net addition of 10.850 million from 7.131 million in 2002, whilst pre-paid subscribers accounted for 0.965 million, representing 5.1% of total CDMA subscribers. The total minutes of usage for the CDMA subscribers amounted to 49.15 billion minutes, representing a 4.4 times increase from 9.10 billion minutes in 2002. Usage volume of SMS in 2003 totaled 6.85 billion messages.

In 2003, the average MOU per CDMA subscriber per month in the combined 30 provinces, municipalities and autonomous regions was 337.3 minutes. ARPU was RMB 125.8.

iii.                                 GSM business

As of 31 December 2003, the GSM subscribers in the combined 30 provinces, municipalities and autonomous regions totaled 72.570 million, representing an increase of 12.032 million from 60.538 million at the end of 2002. Of this total, post-paid subscribers accounted for 39.562 million, representing a net addition of 3.810 million from 35.753 million in 2002, whilst pre-paid subscribers accounted for 33.007 million, representing a net addition of 8.221 million from 24.786 million in 2002. The proportion of pre-paid subscribers increased from 40.9% at the end of 2002 to 45.5%. The total minutes of usage for GSM subscribers amounted to 143.08 billion minutes, representing an increase of 38.0% from 103.69 billion minutes in 2002. Usage volume of SMS in 2003 totaled 27.99 billion messages.

In 2003, the average MOU per GSM subscriber per month in the combined 30 provinces, municipalities and autonomous regions was 177.4 minutes. ARPU was RMB 56.3.

IV.                                Sales and marketing

1.                                      Marketing strategies

The sales and marketing model for the Company’s CDMA businesses was modified in 2003. After the launch of “Green Tornado” campaign and “U-Max Thunderstorm” nationwide, the number of CDMA subscribers grew rapidly. In the third quarter, the CDMA business recorded profit for the first time. The Company further strengthened its cooperation with content providers and service providers. CDMA1X wireless data business expanded in scale successfully through the enlarged bundle service with voice business, upon the principles of “access and settlement at one stop; all services are available throughout whole network”. Meanwhile, sales and marketing for the GSM business will be focused on voice and SMS so as to further expand its subscriber base.

By fully leveraging on the competitive edge of an integrated business, we have formulated special marketing strategies for key and corporate accounts, which emphasize the advanced development of industry applications. Through the provision of industry solutions, our scope of business extends from basic telecommunication business to informatized services.

Development of market in urban and rural area is coordinated, with attention paid to selected locations as well as the national market as a whole. We will seek to proactively promote the Company’s business on an ongoing basis.

2.                                      Branding strategies

We have placed emphasis on brand management. A brand profile was developed for our products so as to standardize our operation and achieve consistency in their promotion. Various marketing means were applied in sales and marketing activities in order to establish the brand on a comprehensive basis. The development of the Company’s business will thus be facilitated through brand awareness. Various business segments will benefit from the brand name and the profile of the Company.

3.                                      Customer services

We targeted different segments for differentiated services. One-on-one personalized services were provided to key and corporate accounts. Premium customer services were provided to high-end customers as well as key and corporate accounts through “Customer Club”. A lot of emphasis was also placed on retaining mass market customers.

We have optimised our service workflow and standards, so that operation and management are implemented on a professional basis. A set of consistent standards will be applied to establish our customer service workflow, so as to resolve customer feedback on a timely basis. Analysis and research were strengthened for customer consumption behavior, consumption cycles and satisfaction levels. This will provide us with information on patterns and trends for consumption by customers.

4.                                      Sales and distribution channel

As of 31 December 2003, the Company had a total of 63,000 sales outlets, of which there were over 4,000 self-owned sales outlets. In order to increase the depth of our sales and marketing activities, the Company launched tele-marketing in certain areas on a trial basis, and actively pursued new partnership and operation models. Cooperation with different industries was accelerated through CDMA industry value chain.

5.                                      Tariff strategies

The Company takes proactive steps to maintain order for competition in the telecommunication market. We seek to avoid price-cutting competition. Subject to intense competition in the market, the Company adopts flexible bundled sales strategies targeting different subscriber base to facilitate the rapid development of its core businesses, whilst complying with the tariff policies as determined by government regulatory authorities.

V.                                    Business development strategies for 2004

Looking forward in 2004, we expect the economy of China to sustain its rapid growth. The telecommunication market in China will be presented with appealing development opportunities. However, as competition in the market is still intense, there are still both opportunities and challenges for the development of the Company. The Company will use its best endeavours to construct a state-of-the-art network in 2004. We will capitalize on key features of sales and marketing activities and improve management standard rapidly through the provision of innovative service in order to further expand our market under the principle of “priority on efficency and profitability”.

In accordance with the positioning in the “corporate”, “infotainment”, “health-conscious” and “trendy”, the Company aimed at providing high quality and advanced technology of CDMA business, by promoting of CDMA1X wireless data business with various contents and applications, to enhance our competitiveness in the market and attractiveness to its customers.

The GSM business will be focused on the full utilization of network so as to achieve steady development. In accordance with its positioning as “price-sensitive” and “mass market”, the GSM business will maintain stability and increase revenue and profit by targeting the mass market, reducing sales and marketing costs, strengthening client retention and developing new business.

The planned GSM-CDMA dual mode business will be positioned as “one handset roaming around the world; two systems assuring unlimited benefits”. As a result of the launch of such business, GSM subscribers will be provided with wireless data services and CDMA subscribers will be provided with international roaming service. Therefore, we will accelerate the construction of such network so as to launch the services in the market.

As an integrated telecommunication operator, we will still pay attention to the development of an integrated business. Long distance, data and Internet businesses will fully leverage on the cellular network and customer resources to establish an integrated communication services system combining mobile and fix line business. The unique businesses, such as “Uni-Video”, the broadband video-conferencing and video-telephony, and “Ruyi Mailbox”, will be further promoted, which will further enhance business revenue and efficiency.

Our priority is placed on perfecting the operating and maintenance system. We will enhance the self-repair capabilities upon breakdown of core operation through the further upgrade of the operating and maintenance procedures, unilateral direct and reallocation system and crisis management, as well as a network quality appraisal system that will take users’ requirements into account. By learning from the experience of our industry counterparts inside and outside China, network maintenance will be upgraded upon optimization and innovation, alongside with improving service quality in international roaming.

We will continue to improve our customer service. Adapting to the demand in the market, we will strive to improve customer services through the cooperation with an support from our major vendors, the accuracy, timeliness, stability and flexibility as to the capacity of such support system will be enhanced so as to bring outstanding service to users.

In 2004, the Company will capture opportunities arising in the market focus on efficiency and profitability, speed up the development of various businesses, further expand our subscribers base and enhance our operational efficiency and profitability - all in an attempt to take integrated capabilities to a higher step.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I.                                         Overview

The operating revenue and EBITDA (note 1) of the Company in 2003 sustained their rapid growth. CDMA Cellular Business became profitable since the third quarter. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) for the year turned positive. Our financial operating results for 2003 are encouraging.

Operating revenue in 2003 increased by 66.7% from 2002 to RMB67.64 billion. EBITDA increased by 34.0% from 2002 to RMB24.90 billion. Operating profit increased by 16.3% from 2002 to RMB8.51 billion. Net profit fell by 8.3% from 2002 to RMB4.22 billion. Without taking account of the RMB0.56 billion impairment loss and assets write-off of the Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit would have been RMB5.08 billion, up 10.5% from that in 2002. Basic earnings per share was RMB0.336, down by RMB0.03 per share from RMB0.366 in 2002. Capital expenditures were RMB19.76 billion. Free cash flow improved significantly from an outflow of RMB5.89 billion in 2002 to an inflow of RMB2.81 billion.

On 31 December 2002, the Company completed the acquisition of the GSM cellular assets and operations and the CDMA operation of Unicom New Century in 9 Provinces, Municipalities and Autonomous Regions including Jilin (the “2002 Acquired Cellular Business”). For the ease of comparison, the unaudited pro forma information in 2002 (“2002 pro forma”) referred to in this report were prepared on the assumption that the acquisition had been completed on 1 January 2002 and the operating results the 2002 Acquired Cellular Business were always part of the Group since 1 January 2002 (unless otherwise stated, same as below).

In comparison with 2002 pro forma, in 2003, operating revenue increased by 34.6%, EBITDA increased by 7.8%, operating profit decreased by 2.6%, and net profit decreased by 16.3%. Without taking account of the RMB0.56 billion impairment loss and assets write-off of the Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit would have increased by 0.8% from 2002.

II.                                     Operating revenue

Operating revenue in 2003 was RMB67.64 billion, up by 66.7% from 2002, an increase of 34.6% from 2002 pro forma. Growth in operating revenue remained fast as the Company further strengthened its integrated capabilities.

Our operating revenue is mainly generated by the GSM and CDMA Cellular Business, the Long Distance, Data and Internet Business and the Paging Business. The table below sets forth the changes in revenue composition and their percentage of total operating revenue for each of our business segments for the years 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:
Cellular	31,757	78.3%	42,725	85.0%	59,746	88.4%
GSM	28,109	69.3%	37,683	75.0%	41,166	60.9%
CDMA	3,648	9.0%	5,042	10.0%	18,580	27.5%
Long Distance, Data and Internet	5,578	13.7%	4,796	9.6%	5,733	8.4%
Long Distance	2,779	6.8%	2,170	4.4%	2,288	3.3%
Data and Internet	2,799	6.9%	2,626	5.2%	3,445	5.1%
Paging	3,241	8.0%	2,723	5.4%	2,157	3.2%
Total operating revenue	40,576	100.0%	50,244	100.0%	67,636	100.0%

Revenue from Cellular Business increased rapidly, with its share of operating revenue increasing from 78.3% in 2002 to 88.4% in 2003, and accounting for 103.4% of the total increase in operating revenue. Operating revenue from our Long Distance, Data and Internet Business increased steadily, accounting for 8.4% of the operating revenue in 2003. Operating revenue from the Paging Business as a percentage of operating revenue decreased from 8.0% in 2002 to 3.2% in 2003. The changes in our operating revenue composition fully reflected the Company’s strategy of focusing on the development of cellular business.

1.                                      Sustainable and rapid growth in CDMA Cellular Business

Rapid growth in the revenue from the CDMA Cellular Business was fostered by the fast growth in our CDMA subscribers base. Operating revenue from our CDMA Cellular Business reached RMB18.58 billion in 2003, an increase of 409.3% from 2002, an increase of 268.5% from 2002 pro forma. Average revenue per user (“ARPU”) for our CDMA Cellular Business reached RMB128.4.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:	3,648	100.0%	5,042	100.0%	18,580	100.0%
(1) Service Revenue	3,225	88.4%	4,346	86.2%	16,624	89.5%
Include: Usage Fee	2,231	61.2%	3,142	62.3%	11,672	62.8%
Monthly Fee	713	19.5%	964	19.1%	3,488	18.8%
Interconnection Revenue	184	5.0%	120	2.4%	608	3.3%
Others	97	2.7%	120	2.4%	856	4.6%
(2) Sales of Telecommunication Products	423	11.6%	696	13.8%	1,956	10.5%

Service revenue from CDMA Cellular Business as a percentage of its operating revenue from the CDMA Cellular Business increased from 88.4% in 2002 to 89.5% in 2003. CDMA usage fees rose to RMB11.67 billion in 2003, representing 62.8% of its operating revenue, while monthly fee reached RMB3.49 billion in 2003, representing 18.8% of its operating revenue. CDMA Interconnection Revenue reached RMB0.61 billion, accounting for 3.3% of the operating revenue. Revenue from the sales of telecommunication products as a percentage of the operating revenue reduced from 11.6% in 2002 to 10.5% in 2003.

The Company is actively developing its CDMA wireless data business. Efforts have been devoted to converting the competitive edge in CDMA technology to a competitive edge in operations in order to enhance competitiveness in the market and our appeal to subscribers. Revenue from the value-added business of CDMA Cellular Business reached RMB0.78 billion, and accounted for 4.5% of the service revenue.

2.                                      Steady growth in GSM Cellular Business

Revenue from the GSM Cellular Business increased by 46.5% from 2002 and reached RMB41.17 billion in 2003, representing an increase of 9.2% from 2002 pro forma. ARPU from this business segment decreased from RMB67.3 in 2002 pro forma to RMB56.7 in 2003. Of this amount, post-paid ARPU decreased by RMB11.1 from RMB77.3 in 2002 to RMB66.2 in 2003, and pre-paid ARPU decreased by RMB6.8 from RMB52.8 in 2002 to RMB46.0 in 2003.

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from the GSM Cellular Business in the years 2002, 2002 pro forma and 2003.

	2002		2002 pro forma		2003
	RMB in million	As percentage of total	RMB in million	As percentage of total	RMB in million	As percentage of total

Operating revenue:	28,109	100.0%	37,683	100.0%	41,166	100.0%
(1) Service Revenue	27,388	97.4%	36,690	97.4%	40,303	97.9%
Include: Usage Fee	20,275	72.1%	27,595	73.3%	29,072	70.6%
Monthly Fee	4,169	14.8%	6,143	16.3%	7,042	17.1%
Interconnection Revenue	1,710	6.1%	1,471	3.9%	1,927	4.7%
Others	1,234	4.4%	1,481	3.9%	2,262	5.5%
(2) Sales of Telecommunication Products	721	2.6%	993	2.6%	863	2.1%

Service revenue from GSM Cellular Business as a percentage of the operating revenue increased from 97.4% in 2002 to 97.9% in 2003. GSM usage fees reached RMB29.07 billion in 2003, representing 70.6% of the operating revenue from GSM Cellular Business, while monthly fee reached RMB7.04 billion in 2003, representing 17.1% of the operating revenue. GSM Interconnection Revenue was RMB1.93 billion, accounting for 4.7% of the operating revenue from GSM Cellular Business.

GSM value-added service of the Company mainly provides the short message service, i.e. SMS. Revenue from GSM value-added services reached RMB2.07 billion in 2003, representing a 5.0% share in the service revenue from GSM Cellular Business.

3.                                      Steady development in revenue from Long Distance, Data and Internet Business

Revenue from our Long Distance, Data and Internet Business increased by 2.8% from 2002 and reached RMB5.73 billion in 2003, an increase of 19.5% from 2002 pro forma.

(1)                                 Revenue from PSTN Long Distance Business

Revenue from our PSTN Long Distance Business decreased by 17.7% from 2002 to RMB2.29 billion in 2003, an increase of 5.4% from 2002 pro forma.

(2)                                 Revenue from data and Internet businesses

We have fully leveraged the technological advantage of our multi-businesses integrated network platform. Along with effectively expanding international and domestic call volume for IP telephony, we have been targeting business subscribers and corporate subscribers in promoting services with distinctive features such as “UNI-VIDEO”, and also we have been targeting the mass market in promoting new services, such as “Ruyi mailbox”. Revenue from our Data and Internet Businesses rose by 23.1% from 2002 to RMB3.44 billion in 2003, an increase of 31.2% from 2002 pro forma.

4.                                      Continuing decline in revenue of Paging Business

In 2003, revenue from our Paging Business was RMB2.16 billion. Paging service revenue (i.e. excluding sales of paging-related telecommunications products) fell by 35.1% to RMB1.40 billion in 2003, a decrease of 31.3% from 2002 pro forma. Revenue from value-added and other services of the Paging Business reached RMB0.79 billion and accounted for 56.2% of the service revenue from the Paging Business.

III.                                 Operating expenses

The Company continued to exercise strict controls over costs. Operating expenses in 2003 were RMB59.12 billion, representing an increase of 77.8%, which was greater than the 66.7% growth in operating revenue for the same period. Compared to 2002 pro forma, the increase would be 42.5%.

The table below illustrates the major expense items from 2002, 2002 pro forma and 2003 and their respective share of total operating revenue.

	2002		2002 pro forma		2003
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue

Total operating expenses:	33,253	82.0%	41,501	82.6%	59,122	87.4%
Leased lines and network capacities	1,583	3.9%	2,021	4.0%	4,320	6.4%
Interconnection charges	3,230	8.0%	3,755	7.5%	5,921	8.7%
Depreciation and amortization	11,256	27.7%	14,348	28.6%	16,385	24.2%
Personnel	3,335	8.2%	4,006	8.0%	4,575	6.8%
Selling and marketing	5,981	14.8%	7,851	15.6%	15,157	22.4%
General, administrative and other expenses	5,632	13.9%	7,087	14.1%	9,112	13.5%
Include: Impairment and disposal loss for paging business	—	—	—	—	557	0.8%
Cost of telecommunications products sold	2,236	5.5%	2,433	4.8%	3,652	5.4%

1.                                      Leased lines and network capacities

As the lease expense for CDMA network capacities in 2003 increased to RMB3.52 billion, the aggregate amount of our leased line and network capacity lease expenses increased to RMB4.32 billion, with their proportion to total operating revenue rose from 4.0% in 2002 pro forma to 6.4% in 2003, representing an increase of 113.8% from 2002 pro forma.

2.                                      Interconnection charges

Along with the increase in interconnection traffic, interconnection charges increased by 83.3% to RMB5.92 billion in 2003, an increase of 57.7% from 2002 pro forma. Interconnection charges for CDMA and GSM Cellular Business increased by 418.8% and 22.3% from 2002 pro forma, respectively. Interconnection charges for Long Distance, Data and Internet Business increased by 54.0% from 2002 pro forma. As our various business segments continued to develop, interconnection charges as a percentage of total operating revenue also increased from 7.5% in 2002 pro forma to 8.7%.

3.                                      Depreciation and amortization

As network capacity expanded in connection with the development of the GSM Cellular Business and the growing assets scale, depreciation and amortization expenses increased by 45.6% to RMB16.39 billion in 2003, at a lower growth rate than the growth in operating revenue, and accounted for an increase of 14.2% from 2002 pro forma. Depreciation and amortization expenses as a percentage of total operating revenue decreased from 28.6% in 2002 pro forma to 24.2% in 2003.

4.                                      Personnel

As of the end of 2003, we had 38,728 employees, an increase of 32.0% from 29,332 at the end of 2002, and an increase of 10.5% from 35,055 at the end of 2002 pro forma. Our personnel expenses were RMB4.57 billion in 2003, its share as a percentage of total operating revenue dropped to 6.8%, a decrease of 8.0% in 2002 pro forma. In order to align the interest of our employees with that of our shareholders, we have set up an employee share option scheme and granted options to qualified employees. During 2003, total share options involving 105,956,000 shares in the Company were granted under the share option scheme. For more information regarding our share option scheme, please refer to Report from the Directors and Note 32 to the Financial Statements.

5.                                      Selling and marketing

Our major selling and marketing expenses included commissions, promotion and advertising expenses and amortization of CDMA subscribers acquisition costs. Selling and marketing expenses totaled RMB15.16 billion in 2003, an increase of 153.4% from 2002, and an increase of 93.1% from 2002 pro forma. Amortization of CDMA subscribers acquisition costs in 2003 were RMB5.84 billion, an increase of 174.2% from 2002 pro forma. Deferred CDMA subscribers acquisition costs fell from RMB5.99 billion as of the end of 2002 to RMB4.04 billion as of the end of 2003. Due to the continued growth in the subscriber base of our various business segments, the commission payments to distributors and sales agents rose to RMB7.29 billion, an increase of 63.1% from 2002 pro forma. Promotion and advertising expenses were RMB2.04 billion, an increase of 63.2% from 2002 pro forma. Selling and marketing expenses as a percentage of operating revenue increased from 15.6% in 2002 pro forma to 22.4% in 2003.

6.                                      General, administrative and other expenses

Our general, administrative and other expenses were RMB9.11 billion in 2003. After accounting for the impairment loss and loss on disposal of assets in Paging Business amounting to RMB0.56 billion, total expenses for this category increased by 51.9% from RMB5.63 billion in 2002. General, administrative and other expenses as a percentage of total operating revenue decreased from 13.9% in 2002 to 13.5% in 2003. In 2003, the provision for doubtful debts was RMB1.75 billion, an increase of 39.1% from 2002 pro forma. Provision for doubtful debts as a percentage of service revenue increased slightly from 2.6% in 2002 pro forma to 2.7% in 2003. This has also given rise to an increase in our general, administrative and other expenses.

7.                                      Cost of telecommunications products sold

The cost of telecommunication products sold increased to RMB3.65 billion in 2003, an increase of 50.1% from 2002 pro forma. The share of cost of telecommunications products sold as a percentage of operating revenue increased from 4.8% in 2002 pro forma to 5.4%.

IV.                                Earnings

1.                                      Operating profit

In 2003, our operating profit reached RMB8.51 billion, an increase of 16.3% from 2002, an decrease of 2.6% from 2002 pro forma.

Operating loss from our CDMA Cellular Business was RMB0.29 billion, while CDMA Cellular Business began to realize a profit since the third quarter. Operating profit from our GSM Cellular Business increased to RMB8.72 billion, an decrease of 9.5% from 2002 pro forma. Operating profit from our Long Distance, Data and Internet Business increased to RMB1.45 in 2003, an increase of 2.9% from 2002 pro forma. While operating profit from Long Distance Business fell to RMB0.7 billion due to a reduction in the interconnection revenue, operating profit from our Data and Internet Business increased to RMB0.75 billion. Operating loss from our Paging Business was RMB1.2 billion.

2.                                      Financial costs

In 2003, the Company further allocated the capital resources in an active and proper approach, whereas the objective was to enhance the centralized treasury function. The net finance costs were reduced from RMB1.92 billion for 2002 pro forma to RMB1.76 billion for 2003, a decline of 8.1%.

3.                                      Loss on sale of Guoxing Paging

Disposal loss on the sale of Guoxing Paging amounted to RMB0.66 billion in 2003.

4.                                      Income tax

Our income tax increased to RMB1.89 billion in 2003, an increase of 6.1% as compared to 2002 pro forma. The resulting effective tax rate was 31.0%, up by approximately 5 percent as compared to 26.2% in 2002 pro forma. Nevertheless, this rate was lower than the standard tax rate of 33%.

5.                                      Net profit

Our net profit reached RMB4.22 billion in 2003. Basic earnings per share was RMB0.336, a decrease of 8.3% from RMB0.366 in 2002. Without taking account of the RMB0.56 billion in impairment loss and assets write-off of the Paging Business in our Paging Business and the RMB0.66 billion loss on sale of Guoxin Paging, net profit would have been RMB5.08 billion, representing an increase of 10.5% from 2002.

V.                                    EBITDA

Our EBITDA increased by 34.0% from 2002 to RMB24.90 billion in 2003, an increase of 7.8% from 2002 pro forma. EBITDA margin (EBITDA as a percentage of operating revenue) fell from 46.0% in 2002 pro forma to 36.8%.

EBITDA for the GSM Cellular Business rose by 4.4% from 2002 pro forma to RMB21.84 billion. EBITDA margin fell from 55.5% in 2002 pro forma to 53.0%. EBITDA for the CDMA Cellular Business changed from a loss of RMB1.34 billion in 2002 pro forma to a profit of RMB20 million.

EBITDA for the Long Distance, Data and Internet Business grew by 13.6% to RMB3.17 billion in 2003, an increase of 13.6% from 2002 pro forma. EBITDA margin for this business fell from 40.9% in 2002 pro forma to 37.6%. While EBITDA margin for the Long Distance Business fell from 49.4% in 2002 pro forma to 35.5% as a result of the decrease in interconnection revenue, EBITDA margin for the Data and Internet Business grew from 32.1% in 2002 pro forma to 38.9%. After accounting for the RMB0.56 billion in impairment loss and assets write-off of the Paging Business in our Paging Business, EBITDA for the Paging Business would have been changed from a gain of RMB0.82 billion in 2002 to a loss of RMB60 million in 2003.

VI.                                Capital expenditure and free cash flow

During 2003, the Company implemented strict controls over the capital expenditures and endeavoured to lower the unit construction cost. The Company was able to effectively control its capital expenditures, notwithstanding that adequate investments were made as appropriate in regions with high market demand. Capital expenditures for our various businesses totaled RMB19.76 billion in 2003. Capital expenditures attributable to the GSM Cellular Business, the Long Distance, Data and Internet Business, the Paging Business, the transmission network and other projects were RMB8.91 billion, RMB2.13 billion, RMB40 million, RMB4.55 billion and RMB4.13 billion respectively.

The following table sets forth the capital expenditures in each business segment for 2003 and our planned capital expenditures in 2004.

	2003		2004
	(RMB in billion)		(RMB in billion)
	21 Provinces Total	30 Provinces Total	Include: 21 Provinces	Include: 9 Provinces

Total	19.76	19.35	17.87	1.48

Cellular	8.91	6.53	5.05	1.48
Long Distance, Data and Internet	2.13	1.50	1.50	—
Paging	0.04	—	—	—
Transmission network	4.55	3.43	3.43	—
Others	4.13	7.89	7.89	—

Note:                  Capital expenditure for Cellular Business in 2003 is the total expenditures for businesses operating in 21 Provinces, municipalities and autonomous regions. Capital expenditure for Cellular Business in 2004 is the total capital expenditures for businesses operating in 30 Provinces, municipalities and autonomous regions, including the 9 Provinces and Autonomous regions acquired by the Company on December 31, 2003.

Free cash flow in 2003 improved significantly from an outflow of RMB5.89 billion in 2002 to an inflow of RMB2.81 billion.

Projected capital expenditures for 2004 with respect to all 30 provinces, municipalities and autonomous regions in which we operate is RMB19.35 billion (which include RMB 17.87 billion for the 21 Provinces and RMB 1.48 billion for newly acquired businesses in 9 Provinces and autonomous regions), which will be used mostly to improve the GSM network and network transmission infrastructure. The Company will rely principally on cash generated by operations for satisfying its capital expenditures needs.

VII.                            Acquisition of Unicom New World and the sale of Guoxin Paging

In December 2003, we acquired the GSM cellular assets and businesses and CDMA cellular businesses of Unicom New World in the following nine provinces and autonomous regions, namely: Shanxi, the Inner Mongolia, Hunan, Hainan, Yunnan, Xizang, Gansu, Qinghai and Ningxia, at an enterprise value of RMB11.3 billion (equivalent to the sum of its net indebtedness of RMB8.1 billion as at June 30, 2003 and the total acquisition price of RMB3.2 billion.). On the same date, the Company sold the entire equity interests in Guoxin Paging for a total sale price of RMB2.75 billion.

We are pleased with the operating results of the Cellular Business of Unicom New World in 2003. Operating revenue from the Cellular Business of Unicom New World was RMB8.14 billion, 53.0% higher than RMB5.32 billion in 2002. Net profit for these businesses improved from a loss of RMB0.12 billion in 2002 to a profit of RMB0.35 billion.

Taking into account the acquisition of Unicom New World and the sale of Guoxin Paging, the Unaudited Pro Forma revenue of the combined group was RMB72.33 billion in 2003, representing an increase of 40.3% from 2002, the Unaudited Pro Forma EBITDA was RMB27.20 billion in 2003, representing an increase of 13.5% from 2002 and the Pro Forma net profit was RMB5.77 billion in 2003, representing an increase of 6.0% from 2002.

The following table sets forth the Unaudited Pro Forma information for the years ended 31 December 2003 and 2002 of the Combined Group taking into account the acquisition of Unicom New World and the sale of Guoxin Paging.

	Unaudited Pro Forma information of the Combined Group
	2003		2002
	RMB in million	As percentage of total revenue	RMB in million	As percentage of total revenue

Operating Revenue (Turnover):
GSM Business	45,409	62.7%	40,869	79.2%
CDMA Business	18,336	25.4%	4,733	9.2%
Data and Internet Business	3,168	4.4%	2,504	4.9%
Long Distance Business	2,017	2.8%	1,747	3.4%
Paging Business	—	—	—	—
Total service revenue	68,930	95.3%	49,853	96.7%
Sales of telecommunications products	3,397	4.7%	1,684	3.3%
Total operating revenue	72,327	100%	51,537	100%
Operating expenses:
Leased line and network capacities	(4,727)	6.5%	(2,107)	4.1%
Interconnection charges	(6,119)	8.5%	(3,953)	7.7%
Depreciation and amortization	(16,765)	23.2%	(14,165)	27.5%
Personnel	(4,355)	6.0%	(3,657)	7.1%
Selling and marketing	(17,200)	23.8%	(8,680)	16.8%
General, administrative and other expenses	(9,071)	12.5%	(7,123)	13.8%
Cost of telecommunication products sold	(3,659)	5.1%	(2,060)	4.0%
Total operating expenses	(61,896)	85.6%	(41,745)	81.0%
Operating profit	10,431	14.4%	9,792	19.0%
Finance costs	(2,156)	3.0%	(2,375)	4.6%
Other expenses, net	(30)	0.0%	(46)	0.1%
Taxation	(2,473)	3.4%	(1,923)	3.7%
Minority interests	—	—	—	—
Profit attributable to shareholders	5,772	8.0%	5,448	10.6%

Notes:

1.                       The Unaudited Pro Forma information presented above is prepared on the assumption that the acquisition of Unicom New World and the sale of Guoxin Paging had been completed on 1 January 2002, and, as if Unicom New World has always been part of the Group and Guoxin Paging has always been outside the Group since that date.

2.                       The consolidated income statement of the Group for the year ended 31 December 2002 used for the preparation of the Pro Forma information was prepared on a Pro Forma basis and have included the operating results of Unicom New Century for the year ended 31 December 2002 as if the Group’s acquisition of Unicom New Century had been undertaken on 1 January 2002.

3.                       Basis and assumption used for presentation and adjustment for the Unaudited Pro Forma information of the Combined Group should be read in conjunction with Appendix VI “Pro forma information of the Combined Group” as set forth in the shareholders’ circular “Connected Transactions” of the Company issued on 26 November 2003.

The following table sets forth our asset-debt structure as of 31 December 2003 before and after the acquisition of the Unicom New World and the sale of Guoxin Paging.

	As of December 31
	2002	2003
		Before the Acquisition and the Sale	After the Acquisition and the Sale
	(RMB in million)
Cash	19,529	11,279	10,133
Total assets	149,628	140,964	149,838
Total debts	82,409	70,307	80,222
Include: Short-term interest-bearing debt	15,330	14,754	18,173
Long-term interest-bearing debt	37,686	30,739	36,213
Minority interests	566	552	—
Owners’ equity	66,653	70,105	69,615
Debt-to-asset ratio	55.1%	49.9%	53.5%

As of 31 December 2003, the Cellular Business of the Unicom New World acquired by the Company accounted for RMB15.13 billion in assets and RMB12.88 billion in liabilities. The debt-to-asset ratio for these businesses was 85.1%.

The Company has placed emphasis on balancing the debt structure, paid particular attention to operation risks and endeavored to decrease the liability level. Upon the completion of the acquisition and the sale, our consolidated assets increased from RMB149.63 billion as of 31 December 2002 to RMB149.84 billion as of 31 December 2003. Our consolidated liabilities decreased from RMB82.41 billion as of 31 December 2002 to RMB80.22 billion as of 31 December 2003. Our debt-to-asset ratio after the acquisition and sale decreased from 55.1% as of the end of 2002 to 53.5% as of the end of 2003.

Our debt to capitalization ratio, i.e. (long term and short-term interest-bearing debts + minority shareholders’ equity) / (long- and short-term interest-bearing debts + minority shareholders’ equity + shareholders’ equity) as of 31 December 2003 was 43.9%, 0.7% less than 44.6% in 2002, due to efforts to control the balancing debts structure and liability level. As of 31 December 2003, we had RMB10.13 billion in cash, of which 84.1% was in RMB, 15.7% was in US dollars and 0.2% was in Hong Kong dollars. As of 31 December 2003, our short-term and long-term bank loans were RMB54.39 billion in total, 2.6% higher than that of 2002. The majority of bank loans are denominated in RMB with fixed interest rates, with annual interest rates ranging from 4.44% to 5.76%.

Upon the completion of the acquisition of the Unicom New World and the sale of Guoxin Paging, the competitiveness of the Company has been further strengthened.

VIII.                        Cash flow analysis

As of 31 December 2003, we had a net current liabilities (current assets minus current liabilities) of RMB21.66 billion, compared to a net current liabilities of RMB12.71 billion at the end of 2002. The decrease in working capital mainly resulted from (i) the repayment of long-term bank loans by utilizing our short-term bank deposits, and (ii) cash paid out for the acquisition of Unicom New World at year-end. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient working capital for its present requirements.

Note 1:        EBITDA for 2003 represents net profit before interest income, finance costs, net other (expense) income, taxation, depreciation and amortisation, disposal loss of Guoxin Paging and minority interests.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2003, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 December 2003 with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) in Appendix 14 to the Rule Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) except that the non-executive Directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the articles of association of the Company.

FINAL DIVIDEND

The board of Director recommends a final dividend of RMB 0.10 per share, totaling RMB 1,255,317,000.

The register of shareholders of the Company will be closed on 6 and 7 May 2004, during which dates no transfers of shares in the Company will be effected. In order to equality for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Hong Kong Registers Limited as 19th Floor, Rooms 1901-05 Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00pm on 5 May 2004.

ANNUAL REPORT

The Annual Report for the year 2003 containing all information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on both the Stock Exchange’s website (www.hkex.com.hk) and the Company’s website (www.chinaunicom.com.hk) in due course.

FORWARD-LOOKING STATEMENTS

The Company would like to caution readers about the forward-looking nature of some of the statements in this announcement. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include future changes in our competitive and regulatory environment, future growth rates of the Chinese economy and its telecommunications industry, changes in telecommunications related technologies and applications and other factors that will affect the execution of our business plans and strategies.

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Unicom Limited will be held on 12 May 2004 at 10:00 a.m. at Atrium Room, Level 39, Island Shangri-la Hotel, Two Pacific Place, Supreme Court Road, Queensway, Hong Kong for the following purposes:

As Ordinary Business:

1.                                       To receive and consider the financial statements and the Reports of the Directors and of the Auditors for the year ended 31 December 2003.

2.                                       To declare a final dividend for the year ended 31 December 2003.

3.                                       To elect and re-elect the Directors and to authorise the Directors to fix their remuneration for the year ending 31 December 2004.

4.                                       To re-appoint Auditors, and to authorise the Directors to fix their fees for the year ending 31 December 2004.

As Special Business, to consider and, if thought fit, to amend the Company’s Articles of Association by passing the following Resolution as a Special Resolution:

SPECIAL RESOLUTION

5.                                       “THAT the Articles of Association of the Company be and are hereby amended as follows:-

(a)                                  in Article 2(a) (relating to interpretation):

(i)                                     by adding, immediately before the definition of “Auditors” in that Article, the following new definition: “associate in relation to any Director, has the meaning ascribed to it under the Listing Rules;”;

(ii)                                  by deleting the words “section 2 of the Securities and Futures (Clearing Houses) Ordinance” in the 2nd line of the definition of “Clearing House” in that Article and replacing them with the words “Schedule 1 to the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)”;

(iii)                               by adding, immediately before the definition of “month” in that Article, the following new definition: “Listing Rules means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;”; and

(iv)                              by deleting the definition of “in writing and written” in that Article in its entirety and replacing it with the following:

“in writing and written shall include printing, lithograph, xerography, photography or other modes of representing or reproducing words in a permanent visible form or, to the extent permitted by and in accordance with the Ordinance and any other applicable laws, rules and regulations, any visible substitute for writing (including a communication sent by electronic transmission in any form through any medium), or modes of representing or reproducing words partly in one visible form and partly in another visible form.”;

(b)                                 in Article 69(a) (relating to voting), by adding, immediately after the words “shall be decided on a show of hands unless” in the 1st and 2nd line of that Article, the words “a poll is required under the Listing Rules or”;

(c)                                  in Article 69(b) (relating to voting), by adding, immediately after the words “Unless a poll is” in the 1st line of that Article, the words “so required or”;

(d)                                 in Article 70 (relating to voting), by replacing the second, third and last sentence of that Article with the following: “If a poll is required or demanded in the manner above mentioned it shall (subject to the provisions of Article 72 hereof) be taken at such time (being not later than thirty days after the date of the meeting at which the poll was required or demanded) and in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the meeting may appoint. No notice need be given of a poll not taken immediately. The result of such poll shall be deemed for all purposes to be the resolution of the meeting at which the poll was so required or demanded.”;

(e)                                  in Article 78 (relating to votes of members), by adding, immediately after that Article, the following:

“78A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.”;

(f)                                    in Article 81 (relating to proxies), by adding, immediately after the words “except at an adjourned meeting or on a poll” in the 8th and 9th line of that Article, the words “required or”;

(g)                                 in Article 97 (relating to appointment and removal of directors), by deleting the words “not less than” in the 10th line of that Article and replacing them with the following: “during a period of not less than seven (7) days commencing no earlier than the day after the dispatch of the notice of the meeting appointed for such election and ending no later than”;

(h)                                 in Article 100 (relating to appointment and removal of directors), by deleting the word “special” in the 1st line of that Article and replacing it with the word “ordinary”;

(i)                                     in Article 104 (relating to alternate directors): (i) by deleting the sentence “Any Director of the Company who is appointed an alternate director shall be considered as two Directors for the purpose of making a quorum of Directors.” in the 16th and 17th line of that Article; and

(ii)                                  by deleting the sentence “A Director shall not be liable for the acts or defaults of any alternate Director appointed by him.” in the 20th and 21st line of that Article and replacing it with the following:

“Every person acting as an alternate Director shall be deemed to be the agent of and for the Director appointing him and shall, without prejudice to any liability which he may cause to his appointor under the Ordinance or otherwise, be responsible to the Company for his own acts and defaults.”;

(j)                                     in Article 105(g) (relating to disqualification of directors), by deleting the words “a special” in that Article and replacing them with the words “an ordinary”;

(k)                                  in Article 106 (relating to directors’ interests), by deleting the first and second sentence of that Article and replacing them with the following:

“If a Director or any of his associates is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, the Director shall declare the nature of his interest or the interest of any of his associates at the earliest meeting of the Board at which it is practicable for him so to do notwithstanding that the question of entering into the contract, transaction or arrangement is not taken into consideration at that meeting. A general notice given to the Board by a Director stating that, by reason of facts specified in the notice, he or any of his associates is to be regarded as interested in a contract, transaction or arrangement of any description which may subsequently be made by the Company, that notice shall be a sufficient declaration of his interest or the interest of such of his associates, so far as attributable to those facts, in relation to any contract, transaction or arrangement of that description which may subsequently be made by the Company; but no such general notice shall have effect in relation to any contract, transaction or arrangement unless it is given before the date on which the question of entering into the contract, transaction or arrangement is first taken into consideration on behalf of the Company.”;

(l)                                     in Article 108 (relating to directors’ interests), by deleting that Article in its entirety and replacing it with the following:

“108. A Director shall not vote (nor shall he be counted in the quorum) on any resolution of the Board approving any contract or arrangement or proposal in which he or any of his associates is to his knowledge materially interested, and if he shall do so his vote shall not be counted (nor shall he be counted in the quorum for that resolution), but this prohibition shall not apply to any of the following matters, namely:

(i)                                     any contract or arrangement for the giving by the Company of any security or indemnity to the Director or any of his associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)                                  any contract or arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his associates has assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)                               any proposal concerning an offer of the shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his associates is or is to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv)                              any contract or arrangement in which the Director or any of his associates is interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company;

(v)                                 any proposal concerning any other company in which the Director or any of his associates is interested only, whether directly or indirectly, as an officer or a shareholder or in which the Director or any of his associates is beneficially interested in shares of that company other than a company in which the Director and any of his associates are in aggregate beneficially interested in five per cent. or more of the issued shares of any class of the equity share capital of such company (or of any third company through which such interest is derived) or of the voting rights (excluding for the purpose of calculating such five per cent. interest any indirect interest of such Director or any of his associates by virtue of an interest of the Company in such company);

(vi)                              any proposal or arrangement for the benefit of employees of the Company or its subsidiaries including the adoption, modification or operation of a pension fund or retirement, death or disability benefit scheme which relates to Directors, their associates and employees of the Company or of any of its subsidiaries and does not give in respect of any such Director or any of his associates any privilege or advantage not generally accorded to the class of persons to whom such scheme or fund relates;

(vii)                           any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by the Company to, or for the benefit of, the employees of the Company or its subsidiaries under which the Director or any of his associates may benefit.

If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the Chairman of the meeting) or any of his associates or as to the entitlement of any Director (other than such Chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the Chairman of the meeting and his ruling in relation to such other Director or any of his associates shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned or any of his associates as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the Chairman of the meeting or any of his associates such question shall be decided by a resolution of the Board (for which purpose such Chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such Chairman or any of his associates as known to such chairman has not been fairly disclosed to the Board.”;

(m)                               in Articles 143 and 144 (relating to accounts and auditors), by deleting those Articles in their entirety and replacing them with the following:

“143                        (A)                              The Directors shall, from time to time, in accordance with the Ordinance, cause to be prepared and to be laid before its annual general meeting the relevant financial documents required by the Ordinance. The Directors may also cause to be prepared a summary financial report if they think fit, which may be provided to members and/or debenture holders instead of the relevant financial documents in circumstances permitted by the Ordinance, the Listing Rules and any other applicable laws, rules and regulations.

(B)                                Subject to paragraph (C) below, a copy of the relevant financial documents or the summary financial report shall, not less than 21 days before the meeting, be delivered or sent by post to the registered address of every member and debenture holder of the Company, or in the case of a joint holding to the member or debenture holder (as the case may be) whose name stands first in the appropriate Register in respect of the joint holding. No accidental non-compliance with the provisions of this Article shall invalidate the proceedings at the meeting.

(C)                                Where a member or debenture holder of the Company has, in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, consented to treat the publication of the relevant financial documents and/or the summary financial report on the Company’s computer network as discharging the Company’s obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report, then subject to compliance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations, publication by the Company on the Company’s computer network of the relevant financial documents and/or the summary financial report at least 21 days before the date of the meeting shall, in relation to each such member or debenture holder of the Company, be deemed to discharge the Company’s obligations under paragraph (B) above.

144.                                                                           For the purpose of Article 143, “relevant financial documents” and “summary financial report” shall have the meaning ascribed to them in the Ordinance.”;

(n)                                 in Articles 148 and 149 (relating to notices), by deleting those Articles in their entirety and replacing them with the following:

“148                        Any notice or document to be given or issued under these Articles shall be in writing, except that any such notice or document to be given or issued by or on behalf of the Company under these Articles (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) shall be in writing which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form (including an electronic communication and publication on a computer network) whether having physical substance or not and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any other applicable laws, rules and regulations:

(i)                                     personally;

(ii)                                  by sending it through the post in a properly prepaid letter, envelope or wrapper addressed to a member at his registered address as appearing in the Register or in the case of another entitled person, to such address as he may provide;

(iii)                               by delivering or leaving it at such address as aforesaid;

(iv)                              by advertisement in an English language newspaper and a Chinese language newspaper in Hong Kong in accordance with the Listing Rules;

(v)                                 by transmitting it as an electronic communication to the entitled person at such electronic address as he may have provided; or

(vi)                              by publishing it on a computer network. 149. Any notice or document (including any “corporate communication” within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i)                                     if sent by post, shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office (airmail if posted from Hong Kong to an address outside Hong Kong) and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice or document was so properly prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(ii)                                  if not sent by post but delivered or left at a registered address by the Company, shall be deemed to have been served on the day it was so delivered or left;

(iii)                               if published by way of a newspaper advertisement, shall be deemed to have been served on the date on which it is advertised in one English language newspaper and one Chinese language newspaper in Hong Kong;

(iv)                              if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice or document being served; and

(v)                                 if published on the Company’s computer network, shall be deemed to have been served on the day on which the notice or document is published on the Company’s computer network to which the entitled person may have access.

149A.                 Subject to any applicable laws, rules and regulations, any notice or document, including but not limited to the documents referred to in Article 143 and any “corporate communication” within the meaning ascribed thereto in the Listing Rules, may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

149B.                   For the purpose of Article 148 and 149, the expression “entitled person” shall have the meaning ascribed to it in the Ordinance.”;

(o)                                 in Article 151 (relating to notices), by deleting the words “delivered or sent by mail to, or left at the registered address of, any member, in pursuance of these Articles,” in the 1st and 2nd line of that Article and replacing them with the words “served in accordance with these Articles”; and

(p)                                 in Article 153 (relating to notices), by deleting the words “written or printed” in that Article and replacing them with the words “written, typed, printed or made electronically”.”

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

6.                                       “THAT:

(a)                                  subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipts representing the right to receive such shares (“Shares”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b)                                 the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)                                  for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)                                     the conclusion of the next annual general meeting of the Company;

(ii)                                  the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the “Articles of Association”) or the Companies Ordinance to be held; and

(iii)                               the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.”

7.                                       “THAT:

(a)                                  subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)                                 the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)                                  the aggregate nominal amount of share capital allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of (aa) 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

(d)                                 for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until the earlier of:

(i)                                     the conclusion of the next annual general meeting of the Company;

(ii)                                  the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)                               the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

8.                                       “THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 7 in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution.”

By order of the Board Yee Foo Hei Company Secretary

Hong Kong, 25 March 2004

Notes:

1.                                       Any member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.                                       In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s registered office at 75/F., The Center, 99 Queen’s Road Central, Hong Kong at least 48 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.                                       The Directors have recommended a final dividend for the year ended 31 December 2003 of RMB0.10 per share and subject to the passing of the Resolution 2 above, the dividend is expected to be paid in Hong Kong dollars on or about 5 June 2004 to those shareholders whose names appear on the Company’s register of shareholders on 5 May 2004.

4.                                       The Register of the shareholders will be closed on 6 May 2004 and 7 May 2004, during which dates no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant certificates must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited at Rooms 1901-05, 19th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 5 May 2004.

5.                                       The Companies Ordinance (Chapter 32of the Laws of Hong Kong) (the “Companies Ordinance”) has recently been amended by the Companies (Amendment) Ordinance 2003 and the amendments came into operation on 13 February 2004. On 31 January 2004, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) announced amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) which include, among other things, amendments to Appendix 3 to the Listing Rules that will come into effect on 31 March 2004. Appendix 3 to the Listing Rules sets out the provisions to which a listed company’s articles of association should conform. The Companies Ordinance and the Listing Rules had also been amended in 2002 to allow companies greater flexibility in choosing the format and medium of their corporate communications with shareholders.

In order to make the Company’s Articles of Association consistent with the amended Companies Ordinance and the amended Listing Rules and to take advantage of the flexibility given to the Company in choosing the format and medium of its corporate communications with shareholders, a special resolution to modify various Articles in the Company’s Articles of Association is proposed under agenda item No. (5). The background for the proposed amendments to the following Articles is set out below:

(a)	Article 2(a) - definition of “Clearing House”

To reflect the change in the reference to the Securities and Futures Ordinance (the “SFO”). The Securities and Futures (Clearing House) Ordinance was repealed upon the commencement of the SFO on 1 April 2003. Any recognised clearing house under the repealed Ordinance shall be deemed to have been recognised as a clearing house under the SFO.

(b)	Article 2(a) - definition of “associate” and “Listing Rules”	To accord to the term “associate”, when used in the Company’s Articles of Association, the meaning ascribed to it in the Listing Rules.

(c)	Article 2(a) - definition of “in writing and written”	To widen the definition of “in writing and written” so as to allow corporate communications to be made in printed as well as other forms, including electronic form.

(d)	Article 69, 70 and 81	To reflect the requirement of voting by poll in certain circumstances prescribed by the amended Listing Rules.

(e)	Article 78	To reflect the restriction on voting by members as required by the amended Appendix 3 to the Listing Rules.

(f)	Article 97

To be consistent with the amended Appendix 3 to the Listing Rules which requires there to be a minimum period during which notice may be given by a person other than a Director to propose a person for election as a Director (and during which notice is also given by such person of his willingness to be elected). This minimum period must be fixed for at least seven days and should commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

(g)	Article 100 and 105 (g)

To be consistent with the amended Companies Ordinance that removal of any Director before the expiration of his period of office can be made by Ordinary Resolution instead of Special Resolution. That is to say, such a resolution will be carried by a simple majority of votes cast in favour of the resolution at that meeting.

(h)	Article 104

To (1) clarify that any Director who is appointed an alternate director may not count as two Directors for quorum purposes; and (2) be consistent with the recommendations in the amended Companies Ordinance that an alternate director shall be deemed to be the agent of the Director who appoints him and that the Director appointing an alternate director shall be vicariously liable for the acts of his alternate.

(i)	Articles 106 and 108

To be consistent with the provisions of the amended Appendix 3 to the Listing Rules so that (1) a Director is required to declare his and his associates’ interest in any contract, transaction or arrangement with the Company or any related proposal; and (2) subject to certain exceptions, a Director is not allowed to vote on any resolution of the Board approving any contract, transaction or arrangement or any related proposal in which he or any of his associates has a material interest nor shall he be counted in the quorum present at the meeting.

(j)	Article 143 and 144

To allow the Company to distribute summary financial reports, if published, to shareholders who have given their consent to receive summary financial reports in place of the full set of the annual report and accounts, in printed form or through the Company’s computer network.

(k)	Article 148, 149, 151 and 153

To allow the Company, subject to the consent of the relevant recipient, to (1) send or otherwise make available corporate communications to shareholders through electronic means; and (2) send or otherwise make available notices and documents (including corporate communications) to shareholders in English only or in Chinese only or in both English and Chinese.

6.                                       In relation to the Ordinary Resolution set out in item 6 of the Notice, the Directors wish to state that they will exercise the powers conferred thereby to repurchase Shares in circumstances which they deem appropriate or for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own Shares, as required by the Listing Rules, will be set out in a separate letter from the Company to be enclosed with the 2003 annual report.